SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of May, 2005

Commission File Number 1-13758

PORTUGAL TELECOM, SGPS, S.A.
(Exact name of registrant as specified in its charter)

Av. Fontes Pereira de Melo, 40
1069 - 300 Lisboa, Portugal
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

RELEASE

     Portugal Telecom
2005 First Quarter Results

Lisbon, Portugal, 3 May 2005 – Portugal Telecom (PT) announced today its unaudited results for the first quarter ending 31 March 2005.

Consolidated operating revenues amounted to Euro 1,476 million in the first quarter of 2005. EBITDA reached Euro 613 million, equivalent to a margin of 41.5% . EBITDA minus Capex reached Euro 445 million. Net income for the period amounted to Euro 174 million. Net debt reached Euro 3,600 million at the end of the first quarter of 2005, and this amount includes the Euro 300 million extraordinary contribution towards a new fund to cover healthcare post retirement obligations. Considering the impact of the 3% equity swaps contracted in connection with the 10% share buyback programme announced in 2003, the pro-forma net debt at the end of the first quarter of 2005 would have amounted to Euro 3,941 million and the ratio net debt to EBITDA would have been 1.6 times.

PT’s unaudited financial results have been prepared in accordance with International Financial Reporting Standards (IFRS) as from 1 January 2005. Financial information for prior periods has been restated in accordance with IFRS for comparative purposes. Having announced the disposal of Lusomundo Serviços, SGPS, S.A. (PTM’s media business), which is still pending regulatory approval, this business segment is now being equity accounted rather than fully consolidated.

Table 1 – Consolidated Financial Highlights

Euro million	1Q05 (1)	1Q04	y.o.y	4Q04	q.o.q

Operating Revenues	1,475.9	1,460.0	1.1%	1,608.9	(8.3%)
Operating Costs, excluding D&A	862.7	872.9	(1.2%)	1,056.9	(18.4%)
EBITDA (2)	613.1	587.1	4.4%	552.1	11.1%
Income from Continued Operations	376.4	355.6	5.9%	307.6	22.4%
Net Income	174.4	184.5	(5.5%)	36.7	n.m.
Capex	167.9	87.5	91.9%	359.4	(53.3%)
Capex as % of Revenues (%)	11.4	6.0	5.4pp	22.3	(11.0pp)
EBITDA minus Capex	445.2	499.5	(10.9%)	192.7	131.0%
Net Debt	3,600.3	3,246.0	10.9%	3,342.1	7.7%

EBITDA Margin (3) (%)	41.5	40.2	1.3pp	34.3	7.2pp
Net Debt / EBITDA (x)	1.5	1.4	0.1x	1.5	0.0x
EBITDA / Net Interest (x)	11.5	13.4	(1.9x)	9.3	2.2x

(1) The consolidation method for the media business changed from full consolidation to equity accounting, pending final regulatory approval of the announced disposal. On a pro-forma basis, operating revenues would have increased by 3.4% y.o.y in the first quarter of 2005.
(2) EBITDA = Income from Continued Operations + Depreciation and Amortisation.
(3) EBITDA Margin = EBITDA / Operating Revenues.

1. FINANCIAL HIGHLIGHTS

  Operating revenues increased by 1.1% y.o.y in the first quarter of 2005 to Euro 1,476 million. Excluding the impact of the change in the consolidation method of the media business from full consolidation to equity accounting, operating revenues would have increased by 3.4% y.o.y in the first quarter of 2005.

  Domestic retail revenues (wireline, Pay-TV and broadband) increased by 2.7% y.o.y to Euro 464 million in the first quarter 2005, with the strong growth in Pay-TV and broadband revenues more than compensating for the fall in wireline traffic revenues, which were negatively impacted by traffic volume declines and lower interconnection rates.

  Wireline net retail revenues, calculated as wireline retail revenues less corresponding telecom costs, increased by 3.8% y.o.y in the first quarter 2005 to Euro 289 million, as a result of the aggressive rollout of ADSL and new pricing plans.

  EBITDA reached Euro 613 million in the first quarter 2005, an increase of 4.4% y.o.y, equivalent to an EBITDA margin of 41.5%, a 1.3pp improvement over the first quarter of 2004.

  Operating revenues of the domestic businesses decreased by 2.5% y.o.y in the first quarter of 2005, as a result of the decrease in multimedia revenues due to the change in the consolidation method of the media business from full consolidation to equity accounting, and also due to the decline in wireline revenues. On a pro-forma basis excluding revenues of the media business in 2004, consolidated operating revenues of the domestic businesses would have increased by 0.9% y.o.y in the first quarter of 2005.

  EBITDA of the domestic businesses increased by 5.8% y.o.y in the first quarter of 2005, underpinned by a strong performance and margin improvement in the wireline and multimedia businesses. Excluding the one-off impact of the receivable from Angola Telecom amounting to Euro 23 million, which was fully provided for in previous years, EBITDA of the domestic businesses would have increased by 0.6% y.o.y.

  Income from continued operations increased by 5.9% y.o.y in the first quarter of 2005 to Euro 376 million, equivalent to a margin of 25.5%, a 1.2pp improvement over the first quarter of 2004.

  Net income totalled Euro 174 million in the first quarter of 2005 compared to Euro 184 million in the first quarter of 2004, representing a decrease of 5.5% y.o.y, primarily due to higher curtailment charges in the current quarter, resulting from the on-going staff reduction programme.

  Capex increased by 91.9% y.o.y in the first quarter of 2005 to Euro 168 million, equivalent to 11.4% of revenues, as a result of higher spend on broadband in Portugal, and network expansion and CDMA overlay at Vivo in Brazil.

  EBITDA minus Capex decreased by 10.9% y.o.y to Euro 445 million, equivalent to 30.2% of operating revenues. Approximately 89% of PT’s EBITDA minus Capex is generated by its domestic businesses (wireline, TMN and PTM), which on a combined basis registered an improvement of 1.7% over the previous year.

  Free cash flow decreased from Euro 194 million in the first quarter of 2004 to negative Euro 277 million in the first quarter 2005, mainly as a result of the decrease in EBITDA minus Capex described above, a higher investment in working capital mainly related to increased payments to suppliers and the extraordinary contribution of Euro 300 million into a fund to cover post retirement healthcare obligations.

  At the end of the first quarter 2005, net debt amounted to Euro 3,600 million, an increase of Euro 258 million from the end of 2004, primarily as a result of the Euro 300 million extraordinary contribution towards a new fund to cover healthcare obligations and the regular contribution of Euro 100 million to the pension fund. The unfunded post retirement obligations decreased from Euro 2.3 billion at the end of 2004 to Euro 1.9 billion at the end of the first quarter of 2005 mainly as a result of the aforementioned contributions. Adjusting for the impact of the 3% equity swaps contracted in connection with the 10% share buyback programme announced in 2003, the pro-forma net debt at the end of the first quarter of 2005 would have amounted to Euro 3,941 million.

  On 24 March 2005, PT issued Euro 1.5 billion of Eurobonds with maturities of 7 and 12 years, thus increasing PT’s debt maturity to 7.2 years, with an average interest rate of 3.96%, which compares to PT’s cost of debt in Portugal of 4.3% .

  Net exposure (assets minus liabilities) to Brazil amounted to R$ 7,837 million, or Euro 2,526 million at the Real/Euro exchange rate prevailing as at 31 March 2005. Assets denominated in Reais in PT’s consolidated balance sheet as at 31 March 2005 represented approximately 31% of total assets. PT’s share in Vivo’s net debt amounted to Euro 468 million as at 31 March 2005.

  Pursuant to the announced 10% share buyback programme, PT cancelled 7% of its share capital at the end of 2004, reducing total share capital to Euro 1,166,485,050. Additionally, PT had entered into equity swap contracts that give it the right to purchase 37,628,550 PT shares, equivalent to 3.0% of the initial share capital prior to the 7.0% cancellation. The average price of the completed 10% share buyback programme was Euro 8.22 per share.

2. OPERATING HIGHLIGHTS

Table 2 – Key Performance Indicators

	1Q05	1Q04	y.o.y	4Q04	q.o.q

Customer Base ('000)
Wireline Accesses	4,411	4,235	4.2%	4,368	1.0%
Mobile	32,045	26,798	19.6%	31,596	1.4%
Pay-TV	1,575	1,466	7.5%	1,553	1.4%
Broadband (Retail ADSL + Cable)	787	454	73.2%	695	13.2%

Wireline
Main Lines ('000)	4,411	4,235	4.2%	4,368	1.0%
PSTN/ISDN	3,914	3,999	(2.1%)	3,948	(0.9%)
ADSL Wholesale	496	236	110.3%	420	18.1%
ADSL Retail	451	204	120.5%	380	18.7%
Net Additions (1) ('000)	42	10	326.0%	63	(33.1%)
PSTN/ISDN	(34)	(38)	(10.4%)	(11)	214.3%
ADSL Wholesale	76	48	58.9%	74	3.3%
ADSL Retail	71	44	62.8%	68	4.2%
Pricing Plans ('000)	1,199	388	209.0%	947	26.6%
Retail Traffic (mn min.)	1,677	1,863	(10.0%)	1,778	(5.7%)
F2F Domestic Traffic (mn min.)	1,149	1,286	(10.6%)	1,198	(4.1%)
ARPU (Euro)	33.8	34.0	(0.7%)	35.0	(3.4%)

Domestic Mobile (TMN)
Customers ('000)	5,087	4,923	3.3%	5,053	0.7%
Net Additions ('000)	33	37	(10.1%)	113	(70.6%)
Total Churn (%)	27.8	22.7	5.0pp	27.7	0.1pp
MOU (min.)	116.5	116.4	0.1%	120.1	(3.0%)
ARPU (Euro)	22.6	23.1	(2.0%)	24.3	(7.0%)
Data as % of Service Revenues (%)	10.9	9.5	1.4pp	11.4	(0.5pp)
CCPU (2) (Euro)	11.3	10.6	6.5%	12.0	(6.1%)
ARPU minus CCPU (Euro)	11.4	12.5	(9.1%)	12.4	(7.9%)

Brazilian Mobile (Vivo)
Customers ('000)	26,959	21,875	23.2%	26,543	1.6%
Market Share in Areas of Operation (%)	49.4	55.7	(6.2pp)	50.9	(1.4pp)
Net Additions ('000)	416	1,219	(65.9%)	1,898	(78.1%)
MOU (min.)	81.9	92.6	(11.5%)	86.5	(5.3%)
ARPU (R$)	28.8	34.6	(16.8%)	31.5	(8.5%)
CCPU (2) (R$)	15.4	17.4	(11.5%)	18.6	(17.6%)
ARPU minus CCPU (R$)	13.4	17.3	(22.1%)	12.8	4.8%

Multimedia (PT Multimedia)
Homes Passed ('000)	2,579	2,495	3.4%	2,551	1.1%
Bi-directional ('000)	2,459	2,247	9.4%	2,418	1.7%
Pay-TV Customers ('000)	1,575	1,466	7.5%	1,553	1.4%
Pay-TV Net Additions ('000)	22	24	(7.8%)	35	(37.4%)
Pay to Basic Ratio (%)	54.8	58.5	(3.6pp)	55.6	(0.7pp)
Cable Broadband Accesses ('000)	336	250	34.4%	315	6.6%
Cable Broadband Net Additions ('000)	21	20	5.5%	25	(18.9%)
Pay-TV Blended ARPU (Euro)	26.6	24.7	7.7%	25.9	2.8%

(1) Including ADSL Wholesale.
(2) CCPU (Cash cost per user) = Operating costs minus provisions, depreciation and amortisation and sales of equipment per user.

Customers

  Wireline main lines increased by 4.2% y.o.y in the first quarter of 2005 to 4,411 thousand, on the back of strong growth in ADSL.

  Mobile customers increased by 449 thousand in the first quarter of 2005 to 32,045 thousand, underpinned by robust growth in Brazil.

  Pay-TV customers reached 1,575 thousand in the first quarter of 2005, on the back of cable and DTH net additions of 22 thousand.

  Retail broadband customers totalled 787 thousand in the first quarter of 2005 compared to 695 thousand at year end, equivalent to a penetration of 15.5% of access lines (PSTN/ISDN and cable). Retail broadband net additions reached 92 thousand in the first quarter of 2005.

Wireline

  Total accesses increased by 4.2% y.o.y in the first quarter of 2005 to 4,411 thousand, including 496 thousand wholesale ADSL customers. Wholesale ADSL net additions in the first quarter were 76 thousand.

  At the end of March 2005, the number of pricing plans was 1,199 thousand, an increase of 252 thousand in the first quarter of 2005, and equivalent to a penetration of 30.6% of PSTN/ISDN lines and 46.6% of residential lines.

  In the first quarter of 2005, total traffic fell by 12.1% y.o.y. Retail traffic fell by 10.0% y.o.y, primarily as a result of fixed to mobile substitution and rising competition, while wholesale traffic fell by 13.7% y.o.y, mainly due to the migration of narrowband internet to broadband.

  Total ARPU decreased by 0.7% y.o.y in the first quarter of 2005 to Euro 33.8. Subscription and voice ARPU decreased by 4.2% y.o.y to Euro 29.7, as a result of declining traffic revenues, whilst data ARPU increased by 35.0% y.o.y, representing 12.1% of total ARPU in the first quarter of 2005.

Domestic Mobile (TMN)

  Net additions totalled 33 thousand in the first quarter of 2005. At the end of March 2005, TMN had 5,087 thousand customers, an increase of 3.3% over the same period of last year. Postpaid customers represented more than 60% of net additions in the period, which compares with less than 20% in the first quarter of 2004.

  Data services accounted for 10.9% of service revenues in the first quarter of 2005, an improvement of 1.4pp over the first quarter of 2004.

  Minutes of usage (MOU) remained flat in the first quarter of 2005 when compared to the same period of last year, reaching 116.5 minutes, an improvement on the decline registered in the fourth quarter of 2004.

  ARPU in the first quarter of 2005 decreased by 2.0% y.o.y to Euro 22.6, as a result of the reduction in interconnection rates in July 2004 and March 2005. Customer bill increased by 1.2% y.o.y, as a result of higher outgoing voice and data usage.

Brazilian Mobile (Vivo)

  Net additions reached 416 thousand in the first quarter of 2005. Vivo had 26,959 thousand customers at the end of March 2005, corresponding to an estimated average market share of 49.4% in its areas of operation.

  Data as a percentage of total service revenues was 5.2% in the first quarter of 2005, of which more than 27% was Internet access, downloads and other non-SMS data services.

  Blended MOU dropped by 11.5% y.o.y in the first quarter of 2005 to 81.9 minutes, as a result of the changing mix of the customer base towards prepaid and the negative evolution of incoming traffic.

  Blended ARPU was R$ 28.8 in the first quarter of 2005, a decrease of 16.8% over the same period of last year, primarily as a result of lower incoming traffic and the changing mix of the customer base towards prepaid.

Multimedia (PT Multimedia)

  Pay-TV net additions totalled 22 thousand in the first quarter of 2005, with total Pay-TV customers rising by 7.5% y.o.y to 1,575 thousand.

  Pay-TV’s blended ARPU in the first quarter of 2005 increased by 7.7% y.o.y to Euro 26.6, as a result of a higher prices and penetration of broadband services.

  Broadband cable modem customers reached 336 thousand at the end of March 2005, an increase of 34.4% y.o.y, with net additions of 21 thousand in the first quarter of 2005.

3. CONSOLIDATED RESULTS

Table 3 – Consolidated Income Statement

Euro million	1Q05	1Q04	y.o.y	4Q04	q.o.q

Operating Revenues	1,475.9	1,460.0	1.1%	1,608.9	(8.3%)
Wireline	512.4	527.5	(2.9%)	533.4	(3.9%)
Domestic Mobile (TMN)	345.5	335.5	3.0%	381.9	(9.5%)
Brazilian Mobile (Vivo) (1)	397.3	372.5	6.7%	437.6	(9.2%)
Multimedia (PT Multimedia) (2)	156.6	177.6	(11.8%)	196.5	(20.3%)
Other	64.0	46.9	36.5%	59.6	7.4%

Operating Costs excluding D&A	862.7	872.9	(1.2%)	1,056.9	(18.4%)
Wages and Salaries	165.8	166.2	(0.2%)	179.9	(7.8%)
Post Retirement Benefits	36.1	42.2	(14.5%)	(13.4)	n.m.
Direct costs	217.0	215.9	0.5%	225.9	(4.0%)
Costs of Telecommunications	139.7	148.7	(6.1%)	158.7	(12.0%)
Directories	20.7	21.9	(5.2%)	21.4	(3.0%)
Other direct costs	56.6	45.3	24.9%	45.9	23.3%
Costs of Products Sold	106.4	112.2	(5.2%)	198.7	(46.5%)
Raw Materials and Consumables	3.6	8.4	(57.2%)	17.3	(79.1%)
Marketing and Publicity	32.7	39.6	(17.4%)	54.6	(40.1%)
Support Services	44.3	32.5	36.3%	46.7	(5.3%)
Maintenance and Repairs	38.1	32.7	16.3%	32.5	17.2%
General and Administrative Expenses	164.9	165.6	(0.4%)	199.1	(17.2%)
Provisions	8.4	27.5	(69.6%)	79.2	(89.4%)
Taxes Other than Income Taxes	37.3	27.4	36.2%	27.5	35.3%
Other Operating Costs	8.2	2.5	225.8%	8.7	(5.7%)

EBITDA	613.1	587.1	4.4%	552.1	11.1%
Depreciation and Amortisation	236.7	231.5	2.3%	244.5	(3.2%)
Income from Continued Operations	376.4	355.6	5.9%	307.6	22.4%

Other Expenses (Income)	17.8	12.4	43.2%	227.9	(92.2%)
Work Force Reduction Programme Costs	15.3	2.1	n.m.	131.5	n.m.
Losses (Gains) on Disp. of Fixed Assets	0.6	1.1	n.m.	9.3	n.m.
Non-recurring Items (Losses / (Gains))	1.9	9.2	n.m.	87.2	n.m.
Income bef. Financials & Inc. Taxes	358.7	343.2	4.5%	79.6	350.3%

Financial Expenses (Income)	58.7	34.5	70.1%	104.0	(43.6%)
Net Interest Expenses	53.2	43.7	21.8%	59.3	(10.3%)
Net Foreign Currency Losses (Gains)	(9.8)	(6.8)	44.7%	38.1	n.m.
Net Losses (Gains) on Financial Assets	7.6	(13.9)	n.m.	3.5	118.9%
Net Other Financial Expenses (Income)	14.1	17.6	(19.8%)	16.2	(13.0%)
Equity in Losses (Earnings) of Affiliates	(6.4)	(6.0)	5.8%	(13.1)	(51.2%)

Income before Income Taxes	300.0	308.7	(2.8%)	(24.4)	n.m.
Provision for Income Taxes	(103.3)	(99.9)	3.5%	92.7	n.m.
Income Applicable to Minority Interests	(22.2)	(24.3)	(8.6%)	(31.6)	(29.7%)

Consolidated Net Income	174.4	184.5	(5.5%)	36.7	n.m.

(1) Considering a Euro/Real average exchange rate of 3.6241 in 1Q04 and 3.4979 in 1Q05.
(2) Media business equity accounted rather than fully consolidated in 1Q05.

Consolidated Operating Revenues

Table 4 – Consolidated Operating Revenues - Contribution by Segment

				1Q05
Euro million	1Q05	1Q04	y.o.y	Contrib.	4Q04	q.o.q

Wireline	512.4	527.5	(2.9%)	34.7	533.4	(3.9%)
Domestic Mobile (TMN)	345.5	335.5	3.0%	23.4	381.9	(9.5%)
Brazilian Mobile (Vivo) (1)	397.3	372.5	6.7%	26.9	437.6	(9.2%)
Multimedia (PT Multimedia) (2)	156.6	177.6	(11.8%)	10.6	196.5	(20.3%)
Pay-TV and Cable Internet	137.7	118.3	16.4%	9.3	136.2	1.1%
Other	64.0	46.9	36.5%	4.3	59.6	7.4%

Total Operating Revenues	1,475.9	1,460.0	1.1%	100.0	1,608.9	(8.3%)

Domestic Retail Revenues	464.2	452.0	2.7%	31.5	466.7	(0.5%)
Wireline	337.3	342.8	(1.6%)	22.9	345.1	(2.3%)
Pay-TV and Cable Internet	126.9	109.2	16.2%	8.6	121.6	4.4%

Avg. Revenue per Household (ARPH)	42.4	41.3	2.7%	n.m.	42.6	(0.5%)

(1) Considering a Euro/Real average exchange rate of 3.6241 in 1Q04 and 3.4979 in 1Q05.
(2) Media business equity accounted rather than fully consolidated in 1Q05.

Consolidated operating revenues increased by 1.1% y.o.y in the first quarter of 2005 to Euro 1,476 million, reflecting the higher contributions from Vivo, TMN and Pay-TV and Cable Internet division.

In the first quarter of 2005, the consolidation method for the media business was changed from full consolidation to equity accounting, due to the announced disposal of Lusomundo Serviços, which is still pending final regulatory approval. The change in the consolidation method for the media business had a negative impact of 2.3pp on the growth of consolidated operating revenues in the first quarter of 2005. In previous years, revenues from the media business were included in the multimedia business segment.

In the first quarter of 2005, operating revenues from the domestic businesses decreased by 2.5% y.o.y, as a result of the decrease in multimedia revenues, due to the change in the consolidation method of the media business described above, as well as the decline in wireline revenues. Revenues in this segment were down 2.9% y.o.y, but excluding the impact of the cuts in the fixed to mobile interconnection rate, wireline revenues would be down by 2.3% y.o.y. On a pro-forma basis excluding revenues of the media business in 2004, consolidated operating revenues of the domestic businesses would have increased by 0.9% y.o.y in the first quarter of 2005.

In the first quarter of 2005, domestic retail revenues (wireline + pay-TV) increased by 2.7% y.o.y to Euro 464 million, with the average revenue per household (ARPH) amounting to Euro 42.4 per month. The aggressive rollout of broadband services and video products continue to steadily change the mix of the ARPH. In the first quarter of 2005, data and video revenues represented 12.0% and 22.4% of ARPH, respectively, as compared to 8.2% and 19.9% in the same period of last year. Wireline net retail revenues (wireline retail revenues less corresponding telecommunications costs) increased by 3.8% y.o.y in the first quarter of 2005 to Euro 289 million, reflecting the successful rollout of ADSL and the new pricing plans.

The contribution to consolidated operating revenues from the mobile businesses rose by 1.8pp y.o.y to 50.3% in the first quarter of 2005, despite the strong adjustment in interconnection rates in Portugal. Vivo represented 26.9% of consolidated operating revenues in the first quarter of 2005, an increase of 1.4pp over the same period of last year.

Table 5 – Consolidated Operating Revenues – Standalone Revenues by Segment

Euro million	1Q05	1Q04	y.o.y	4Q04	q.o.q

Wireline	553.0	568.3	(2.7%)	575.0	(3.8%)
Domestic Mobile (TMN)	374.3	372.4	0.5%	415.2	(9.9%)
Brazilian Mobile (Vivo) (1)	397.3	372.5	6.7%	436.8	(9.0%)
Multimedia (PT Multimedia) (2)	156.6	177.9	(12.0%)	196.9	(20.5%)
Pay-TV and Cable Internet	137.8	118.8	16.0%	136.9	0.7%
Other and Eliminations	(5.4)	(31.0)	(82.7%)	(15.0)	(64.2%)

Total Operating Revenues	1,475.9	1,460.0	1.1%	1,608.9	(8.3%)

(1) Considering a Euro/Real average exchange rate of 3.6241 in 1Q04 and 3.4979 in 1Q05.
(2) Media business equity accounted rather than fully consolidated in 1Q05.

The difference in the growth rates of the standalone revenues and the contribution to consolidated revenues of the domestic mobile business is related to the decline in F2M interconnection rates during the period in analysis.

EBITDA

Table 6 – EBITDA by Business Segment

				1Q05	1Q05			4Q04
Euro million	1Q05	1Q04	y.o.y	Contrib.	Margin	4Q04	q.o.q	Margin

Wireline (1)	257.2	231.5	11.1%	42.0	46.5	221.8	16.0%	38.6
Domestic Mobile (TMN)	168.8	177.8	(5.0%)	27.5	45.1	183.0	(7.7%)	44.1
Brazilian Mobile (Vivo) (2)	142.2	141.8	0.3%	23.2	35.8	114.4	24.3%	26.2
Multimedia (PT Multimedia) (3)	48.6	39.4	23.1%	7.9	31.0	49.8	(2.5%)	25.3
Pay-TV and Cable Internet	50.3	40.4	24.5%	8.2	36.5	50.7	(0.8%)	37.0
Other	(3.7)	(3.4)	8.0%	(0.6)	n.m.	(16.9)	(77.9%)	n.m.

Total EBITDA	613.1	587.1	4.4%	100.0		552.1	11.1%
EBITDA Margin (%)	41.5	40.2	1.3pp			34.3	7.2pp

(1) Includes a receivable of Euro 23 million from Angola Telecom, which was fully provided for in previous years.
(2) Considering a Euro/Real average exchange rate of 3.6241 in 1Q04 and 3.4979 in 1Q05.

(3) Media business equity accounted rather than fully consolidated in 1Q05.

EBITDA increased by 4.4% y.o.y in the first quarter of 2005 to Euro 613 million, equivalent to an EBITDA margin of 41.5%, an 1.3pp improvement over the first quarter of 2004. In absolute terms, EBITDA growth was driven by wireline (even adjusting for the one-off impact of the Euro 23 million receivable from Angola Telecom) and PTM. The change in the consolidation method for the media business described above had a positive impact of 0.3pp on EBITDA growth in the first quarter of 2005. In previous years, the EBITDA from the media business was included in the multimedia business segment.

In the first quarter of 2005, EBITDA of the domestic businesses increased by 5.8% y.o.y, supporting consolidated EBITDA growth in the period. Adjusting for the one-off Euro 23 million receivable from Angola Telecom, EBITDA of the domestic businesses would have still increased by 0.6% y.o.y. A strong margin expansion in PTM and the stabilisation of the wireline performance supported this positive domestic performance.

The contribution of the wireline business to consolidated EBITDA increased by 2.5pp y.o.y to 42.0% in the first quarter of 2005, primarily as a result of the receivable of Euro 23 million from Angola Telecom that was fully provided in previous years. Excluding this positive impact, the contribution to consolidated EBITDA from this business segment would have decreased by 1.3pp to 38.2%, and the EBITDA margin would have still increased by 1.6pp to 42.3%, reflecting the ongoing cost control initiatives.

The contribution to consolidated EBITDA from the mobile businesses decreased by 3.7pp y.o.y to 50.7% in the first quarter of 2005. The contribution of TMN to consolidated EBITDA decreased by 2.7pp y.o.y to 27.5%, while Vivo’s contribution decreased by 1.0pp y.o.y to 23.2% . TMN’s EBITDA and margin performance reflects a commercial investment and rollout of 3G in the quarter and lower fixed to mobile termination rates, while Vivo’s margin pressure is explained by robust customer growth and intensifying competition.

PTM’s contribution to consolidated EBITDA improved by 1.2pp y.o.y to 7.9% in the first quarter of 2005, on the back of the 24.5% y.o.y increase in the EBITDA of the Pay-TV and Cable Internet business, which achieved a 36.5% EBITDA margin in the first quarter of 2005.

Consolidated Operating Costs

Table 7 – Consolidated Operating Costs (1)

				1Q05			4Q04
Euro million	1Q05	1Q04	y.o.y	% Rev.	4Q04	q.o.q	% Rev.

Wages and Salaries	165.8	166.2	(0.2%)	11.2	179.9	(7.8%)	11.2
Post Retirement Benefits	36.1	42.2	(14.5%)	2.4	(13.4)	n.m.	(0.8)
Direct costs	217.0	215.9	0.5%	14.7	225.9	(4.0%)	14.0
Telecommunication Costs	139.7	148.7	(6.1%)	9.5	158.7	(12.0%)	9.9
Directories	20.7	21.9	(5.2%)	1.4	21.4	(3.0%)	1.3
Other direct costs	56.6	45.3	24.9%	3.8	45.9	23.3%	2.9
Costs of Products Sold	106.4	112.2	(5.2%)	7.2	198.7	(46.5%)	12.4
Marketing and Publicity	32.7	39.6	(17.4%)	2.2	54.6	(40.1%)	3.4
Support Services	44.3	32.5	36.3%	3.0	46.7	(5.3%)	2.9
General & Administrative Exp.	164.9	165.6	(0.4%)	11.2	199.1	(17.2%)	12.4
Provisions	8.4	27.5	(69.6%)	0.6	79.2	(89.4%)	4.9
Other Operating Costs	87.2	71.1	22.7%	5.9	86.1	1.3%	5.4

Oper. Costs excluding D&A	862.7	872.9	(1.2%)	58.5	1,056.9	(18.4%)	65.7

Depreciation & Amortisation	236.7	231.5	2.3%	16.0	244.5	(3.2%)	15.2

Total Operating Costs	1,099.4	1,104.4	(0.4%)	74.5	1,301.4	(15.5%)	80.9

(1) Considering a Euro/Real average exchange rate of 3.6241 in 1Q04 and 3.4979 in 1Q05.

Consolidated operating costs amounted to Euro 1,099 million, a decrease of 0.4% y.o.y over the first quarter of 2005, compared to a 1.1% growth in operating revenues.

Wages and salaries decreased by 0.2% y.o.y to Euro 166 million in the first quarter of 2005 and represented 11.2% of operating revenues, compared to 11.4% in the first quarter of 2004. The contribution from Vivo to consolidated wages and salaries increased by 2.0pp y.o.y.

Post retirement benefit costs (PRBs) decreased by 14.5% y.o.y to Euro 36 million in the first quarter of 2005, and accounted for 2.4% of consolidated operating revenues compared to 2.9% in the first quarter of 2004. This decline was primarily due to a change in Portuguese law further revising the method of calculating the pension of an employee upon retirement.

Direct costs, which include costs of telecommunications, costs with the publishing of directories and other direct costs, increased by 0.5% y.o.y to Euro 217 million in the first quarter of 2005. This cost item represented 14.7% of consolidated operating revenues. Telecommunications costs decreased by 6.1% y.o.y to Euro 140 million in the first quarter of 2005, mainly as a result of lower traffic volumes in the wireline business and the decrease in fixed-to-mobile and mobile-to-mobile interconnection fees in Portugal, partly offset by higher absolute telecommunications costs at Vivo. Telecommunications costs accounted for 9.5% of consolidated operating revenues.

Costs of products sold decreased by 5.2% y.o.y to Euro 106 million in the first quarter of 2005, primarily driven by the decrease of this caption in Vivo due to the lower number of equipment sold in the first quarter of 2005 against the same period of last year. This cost item represented 7.2% of consolidated operating revenues.

Marketing and publicity costs decreased by 17.4% y.o.y in the first quarter of 2005 to Euro 33 million, mainly as a result of the decrease in advertising spend and promotional activities in Vivo and PTM. This cost item represented 2.2% of consolidated operating revenues.

Support services costs (including mainly outsourcing services related to information systems, call centres and logistics) rose by 36.3% y.o.y in the first quarter of 2005 to Euro 44 million, mainly due to an increase in this cost item in the wireline business, TMN and Vivo, as a result of the outsourcing of certain additional functions. This cost item represented 3.0% of consolidated operating revenues.

Provisions decreased by 69.6% y.o.y to Euro 8 million in the first quarter of 2005. The decrease in this caption is primarily due to a reversal of a bad debt provision for international traffic in Angola in the amount of Euro 23 million, in connection with a receivable from Angola Telecom that was fully provided in previous years. This cost item accounted for 0.6% of consolidated operating revenues.

General and administrative expenses remained broadly flat in the first quarter of 2005 at Euro 165 million, notwithstanding significant increase in the commercial costs on the back of higher activity across all businesses. General and administrative expenses accounted for 11.2% of consolidated operating revenues.

Depreciation and amortisation costs increased by 2.3% y.o.y to Euro 237 million in the first quarter of 2005. Depreciation charges exceeded capex by Euro 69 million, resulting in a capex to depreciation ratio of 0.71 times in the first quarter of 2005. This cost item accounted for 16.0% of consolidated operating revenues.

Income from continued operations

Income from continued operations in the first quarter of 2005 rose by 5.9% y.o.y to Euro 376 million, with operating margin increasing 1.2pp to 25.5% .

Net Income

Net income amounted to Euro 174 million in the first quarter of 2005, which represented a decrease of 5.5% y.o.y over the same period of last year, primarily due to higher curtailments charges in the first quarter of 2005.

Workforce reduction programme costs amounted to Euro 15 million in the first quarter of 2005 (Euro 2 million in the first quarter of 2004) and were related primarily to the reduction of 80 employees in the wireline business. This curtailment cost item represents mainly the discounted value of salaries to be paid to pre-retired and suspended employees up to retirement age, thus representing an early recognition of future costs.

Net interest expenses increased by 21.8% y.o.y in the first quarter of 2005 to Euro 53 million, which corresponds to an average cost of debt, including debt in Brazil, of approximately 6.5% in the first quarter of 2005.

Net foreign currency gains increased to Euro 10 million in the first quarter of 2005 from Euro 7 million in the same period of last year, primarily because of the evolution of the Real exchange rate over the period.

Net losses on financial assets amounted to Euro 8 million in the first quarter of 2005, as compared to net gains of Euro 14 million in the first quarter of 2004. This caption included in the first quarter of 2005 mainly losses on certain derivative instruments contracted by Vivo in Brazil. In the first quarter of 2004, this caption included gains related with positive changes on the fair value of an equity swap over PTM shares of Euro 39 million (Euro 10 million in the first quarter of 2005).

Net other financial expenses decreased by 19.8% y.o.y to Euro 14 million in the first quarter of 2005. This caption includes various financial expenses including banking commissions and related taxes.

In the first quarter of 2005 equity accounting in earnings of affiliated companies increased by 5.8% y.o.y, to Euro 6 million, including mainly PT’s share in the earnings of CTM (Macau) and Unitel (Angola).

The provision for income taxes increased to Euro 103 million in the first quarter of 2005, from Euro 100 million in the first quarter of 2004. The effective tax rate increased from 32.4% to 34.4% due to an increase in net losses generated by certain subsidiaries of Vivo during the quarter.

4. CAPEX

Table 8 – Capex by Business Segment

				1Q05	1Q05			4Q04
Euro million	1Q05	1Q04	y.o.y	Contrib.	% Rev.	4Q04	q.o.q	% Rev.

Wireline	42.2	30.7	37.1%	25.1	7.6	89.3	(52.8%)	15.5
Domestic Mobile (TMN)	18.8	16.9	11.2%	11.2	5.0	92.9	(79.8%)	22.4
Brazilian Mobile (Vivo) (1)	76.5	17.9	328.0%	45.6	19.3	103.9	(26.4%)	23.8
Multimedia (PT Multimedia)	15.9	9.9	60.6%	9.5	10.2	39.8	(60.0%)	20.2
Pay-TV and Cable Internet	14.6	8.9	63.3%	8.7	10.6	37.4	(61.0%)	27.3
Other	14.5	12.1	20.5%	8.7	n.m.	33.4	(56.6%)	n.m.

Total Capex	167.9	87.5	91.9%	100.0	11.4	359.4	(53.3%)	22.3

(1) Considering a Euro/Real average exchange rate of 3.6241 in 1Q04 and 3.4979 in 1Q05.

Total capex increased by 91.9% y.o.y in the first quarter of 2005 to Euro 168 million, as a result of the capex increase across all businesses, especially in Vivo, wireline and PTM. Total capex was equivalent to 11.4% of consolidated operating revenues.

Wireline capex in the first quarter of 2005 increased by 37.1% y.o.y to Euro 42 million, equivalent to a capex to sales ratio of 7.6% . This increase is primarily related to the strong growth in broadband accesses.

TMN’s capex grew by 11.2% y.o.y to Euro 19 million in the first quarter of 2005, equivalent to 5.0% of operating revenues. TMN spent approximately 40% of total capex in the UMTS rollout in the first quarter of 2005.

In the first quarter of 2005, PT’s share of Vivo’s capex increased from Euro 18 million in the first quarter of 2004 to Euro 77 million in the first quarter of 2005, which is equivalent to 19.3% of operating revenues. This increase is primarily explained by the investment in capacity expansion, the progressive expansion of CDMA and the rollout of 1xRTT and EV-DO.

In the first quarter of 2005, PTM’s capex increased by 60.6% y.o.y to Euro 16 million, equivalent to 10.2% of operating revenues. Over a third of PTM’s capex was related to terminal equipment, including set-top boxes and cable modems.

Other capex increased by 20.5% y.o.y to Euro 15 million in the first quarter of 2005 and was mainly related to IT and R&D expenses, and also to the development of the shared services platform and the rollout of Corporate SAP across all of PT’s businesses in order to improve efficiency in back-office processes. This caption also includes capex related to fully consolidated businesses not included in the main segments.

5. CASH FLOW

EBITDA minus Capex

Table 9 – EBITDA minus Capex by Business Segment

				1Q05	1Q05			4Q04
Euro million	1Q05	1Q04	y.o.y	Contrib.	% Rev.	4Q04	q.o.q	% Rev.

Wireline	215.1	200.7	7.1%	48.3	38.9	132.5	62.3%	23.0
Domestic Mobile (TMN)	150.0	160.8	(6.7%)	33.7	40.1	90.1	66.6%	21.7
Brazilian Mobile (Vivo) (1)	65.7	123.9	(47.0%)	14.8	16.5	10.5	527.0%	2.4
Multimedia (PT Multimedia)	32.6	29.5	10.5%	7.3	20.8	10.0	226.2%	5.1
Pay-TV and Cable Internet	35.7	31.5	13.5%	8.0	25.9	13.3	169.1%	9.7
Other	(18.3)	(15.5)	17.7%	(4.1)	n.m.	(50.3)	(63.7%)	n.m.

Total EBITDA minus Capex	445.2	499.5	(10.9%)	100.0	30.2	192.7	131.0%	12.0

(1) Considering a Euro/Real average exchange rate of 3.6241 in 1Q04 and 3.4979 in 1Q05.

EBITDA minus Capex totalled Euro 445 million in the first quarter of 2005, decreasing by 10.9% y.o.y, as a result of the decrease in TMN and Vivo, which offset the increase in wireline and PTM. The domestic businesses, on a combined basis, registered an improvement in EBITDA minus Capex of 1.7% y.o.y and accounted for approximately 89% of the total EBITDA minus Capex.

Free Cash Flow

Table 10 – Free Cash Flow

Euro million	1Q05	1Q04	y.o.y	4Q04	q.o.q

EBITDA minus Capex	445.2	499.5	(10.9%)	192.7	131.0%
Non-Cash Items included in EBITDA:
Post Retirement Benefit Costs	36.1	42.2	(14.5%)	(13.4)	n.m.
Non-Cur. Prov., Tax Prov. & Other N.-Cash Items	(16.1)	(6.4)	151.9%	33.6	n.m.
Change in Working Capital	(215.0)	(105.0)	104.7%	236.7	n.m.

Operating Cash Flow	250.2	430.3	(41.9%)	449.6	(44.4%)

Acquisition of Financial Investments	(1.6)	0.0	n.m.	(227.3)	n.m.
Interest Paid	(66.5)	(91.2)	(27.0%)	(51.1)	30.2%
Payments Related to Post Retirement Benefits (1)	(439.9)	(137.4)	n.m.	(79.9)	n.m.
Income Taxes Paid by Certain Subsidiaries	(10.7)	(8.5)	26.2%	(20.3)	(47.4%)
Cash Flow Matching Swap	0.0	0.0	n.m.	(100.8)	(100.0%)
Minorities from Rights Issues at TCP	0.0	0.0	n.m.	94.5	n.m.
Other Cash Movements	(8.0)	0.9	n.m.	(30.0)	(73.4%)

Free Cash Flow	(276.5)	194.2	n.m.	34.7	n.m.

(1) In the first quarter of 2005, this caption included: (1) Euro 100 million of contributions to the pension fund made during the period, (2) Euro 31 million related to payments of salaries to pre-retired and suspended employees made during the period, (3) Euro 9 million related to payments to PT-ACS in connection with healthcare services provided to retired, pre-retired and suspended employees, and (4) Euro 300 million related to a contribution to a new fund to cover healthcare post retirement obligations.

In the first quarter of 2005 operating cash flow decreased by 41.9% y.o.y to Euro 250 million, as a result of the investment in working capital, which is mainly related to increased payments to suppliers due to the higher levels of expenditures (including opex and capex) in the fourth quarter of 2004, and to a lesser extent due to the decrease in EBITDA minus Capex, excluding PRBs and other non-cash items. Free cash flow decreased from Euro 194 million in the first quarter of 2004 to negative Euro 277 million in the first quarter of 2005, mainly due to the contribution of Euro 300 million into a new fund to cover healthcare post retirement obligations. Mainly as a result of this extraordinary contribution, the unfunded post retirement obligations of PT reduced to Euro 1.9 billion from Euro 2.3 billion at the end of last year.

6. CONSOLIDATED BALANCE SHEET

Table 11 – Consolidated Balance Sheet

Euro million	31 March 2005	31 December 2004

Current Assets	4,879.0	3,901.4
Cash and equivalents	2,853.2	1,947.0
Accounts receivable, net	1,482.8	1,409.2
Inventories, net	166.7	175.1
Taxes receivable (Short Term)	167.4	179.4
Prepaid Expenses and Other Current Assets	208.9	190.7
Non-Current Assets	118.6	102.1
Accounts receivable, net	22.7	24.1
Prepaid expenses	17.1	6.2
Taxes receivable (Medium and Long Term)	65.1	62.6
Other non-current assets	13.6	9.2
Investiments in group companies	538.7	463.3
Other investments	105.6	113.8
Intangible assets, net	3,001.9	3,044.5
Fixed assets, net	3,929.9	3,971.4
Defered taxes	1,203.3	1,293.2

Total Assets	13,776.9	12,889.7

Current Liabilities	3,900.7	3,847.2
Short Term Debt	1,795.1	1,426.1
Accounts Payable	962.5	1,264.8
Accrued Expenses	623.8	646.8
Deferred Income	196.0	207.9
Taxes Payable (Short Term)	175.2	173.6
Current Provisions and Other Liabilities	148.1	127.9
Non-Current Liabilities	5,073.9	4,233.2
Medium and Long Term Debt	4,658.5	3,863.0
Accounts Payable	5.4	17.6
Taxes Payable (Medium and Long Term)	26.2	25.6
Deferred Income	13.6	15.6
Non-Current Provisions and Other Liabilities	370.3	311.4
Accrued Post Retirement Liability	836.0	1,233.5
Deferred taxes	328.0	330.6

Total Liabilities	10,138.7	9,644.5

Equity before Minority Interests	2,942.0	2,674.1
Minority interests	696.3	571.1

Total Shareholders' Equity	3,638.2	3,245.2

Total Liabilities and Shareholders' Equity	13,776.9	12,889.7

The gearing ratio [Net Debt / (Net Debt + Shareholder’s Equity)] as at 31 March 2005 decreased to 49.7% from 50.7% at 31 December 2004, while the shareholders’ equity plus long term debt to total assets ratio increased to 60.2% from 55.1% over the same period. At the end of March 2005, the net debt to EBITDA ratio was 1.5 times and the EBITDA cover was 11.5 times. Considering the impact in net debt of the 3% equity swaps contracted in connection with the 10% share buyback programme announced in 2003, the pro-forma net debt to EBITDA ratio would have been 1.6 times.

The net exposure (assets minus liabilities) to Brazil amounted to R$ 7,837 as at 31 March 2005 (Euro 2,526 million at the Real/Euro exchange rate prevailing as at 31 March 2005). The assets denominated in Brazilian Reais in the balance sheet as at 31 March 2005 amounted to Euro 4,212 million, equivalent to approximately 31% of total assets. Approximately 98% of the net exposure (assets minus liabilities) to Brazil is accounted for by the 50% stake in Vivo.

The accrued post retirement liability decreased by Euro 397 million to Euro 836 million at the end of the first quarter of 2005, mainly as a result of: (1) the extraordinary contribution of Euro 300 million towards a new fund to cover healthcare post retirement obligations, (2) an initial contribution of Euro 100 million to the pension fund corresponding to the expected level of contributions for the year 2005 excluding the impact of further curtailments during the year, (3) Euro 31 million of salaries paid to pre-retired and suspended employees, and (4) Euro 9 million of payments of healthcare services to PT-ACS. The impact of these cash outflows was offset by the PRBs and curtailment costs of the first quarter of 2005 amounting to Euro 36 million and Euro 15 million respectively.

Consolidated Net Debt

Table 12 – Change in Net Debt

Euro million	1Q05	4Q04

Net Debt (Initial Balance)	3,342.1	3,121.6
Free Cash Flow	(276.5)	34.7
Deconsolidation of the media segment	39.9	0.0
Gains on Certain Foreign Currency Derivatives used for Hedging	(1.7)	(12.7)
Translation Effects of US Dollar and Real Denominated Debt	(19.9)	14.4
Dividends Paid	0.0	0.0
Acquisitions of Treasury Shares	0.0	(256.9)
Net Debt (Final Balance)	3,600.3	3,342.1

Change in Net Debt	(258.2)	(220.5)
Change in Net Debt (%)	7.7%	7.1%

Consolidated net debt as at 31 March 2005 amounted to 3,600 million, an increase of Euro 258 million compared to year end 2004, mainly as a result of the extraordinary contribution of Euro 300 million to cover post retirement healthcare obligations and the regular contribution of Euro 100 million to the pension fund.

Table 13 – Consolidated Net Debt

Euro million	31 March 2005	31 December 2004	Δ q.o.q	q.o.q

Short Term	1,795.1	1,426.1	369.0	25.9%
Bank Loans	528.3	473.9	54.3	11.5%
Other Bond Loans	899.5	585.0	314.6	53.8%
Other Loans	344.5	338.0	6.5	1.9%
Financial leasing	22.8	29.2	(6.4)	(22.0%)
Medium and long term	4,658.5	3,863.0	795.5	20.6%
Bank Loans	1,555.9	1,337.0	218.9	16.4%
Exchangeable Bonds	389.2	386.9	2.3	0.6%
Other Bond Loans	2,451.5	1,848.2	603.3	32.6%
Other Loans	70.3	90.7	(20.4)	(22.5%)
Financial Leasing	191.7	200.2	(8.5)	(4.2%)

Total Indebtedness	6,453.5	5,289.1	1,164.5	22.0%
Cash and Short Term-Investments	2,853.2	1,947.0	906.2	46.5%

Net Debt	3,600.3	3,342.1	258.2	7.7%

Equity Swap Contracts on PT shares	340.5	189.5	150.9	79.6%

Net Debt inc. Equity Swaps (PT shares)	3,940.8	3,531.6	409.2	11.6%

As at 31 March 2005, 72.2% of total indebtedness was medium and long term, while 70.4% of total indebtedness was at fixed rates. As at 31 March 2005, 86.9% of total debt was denominated in Euros, 2.0% in US Dollars and 11.1% in Brazilian Reais. At the end of the period, the only loans with rating triggers (if PT is downgraded to BBB+) were four EIB loans totalling Euro 400 million, including two loans of Euro 250 million drawn in February 2005. In addition, PT has fully underwritten and available commercial paper lines amounting to Euro 875 million, of which Euro 332 million had been drawn down as at 31 March 2005. PT also has stand-by facilities amounting to Euro 900 million, of which Euro 575 million had been drawn down as at 31 March 2005. Most of Vivo’s net debt (50% consolidated by PT, amounting to Euro 468 million), is either Real denominated or has been swapped into Reais.

PT’s average cost of debt in the first quarter of 2005 was 6.0%, including loans obtained in Brazil and denominated in Reais and adjusting net debt for equity swap contracts on PT shares. Excluding Brazilian debt, the average cost of debt in the first quarter of 2005 was 4.5%, after adjusting for the equity swap contracts on PT shares.

On 24 March 2005, PT issued Euro 1.5 billion of Eurobonds with maturities of 7 and 12 years, thus increasing PT’s debt maturity to 7.2 years, with an average interest rate of 3.96%, which compares to PT cost of debt in Portugal of 4.3% .

Table 14 –Net Debt Maturity Profile

Maturity	Net Debt	Notes

2005	(2,004.9)	Net cash position
2006	1,516.6	Includes a Euro 900 million Eurobond issued in Feb. 2001
		and a Euro 390 million Exchangeable Bond issued in Dec. 2001
2007	498.4
2008	565.0
2009	1,008.5	Includes a Euro 880 million Eurobond issued in Apr. 1999
2010	234.3
2011	102.3
2012	1,081.8	Includes a Euro 1,000 million Eurobond issued in Mar. 2005 (maturity of 7y)
2013	61.6
2014 and following	536.6	Includes a Euro 500 million Eurobond issued in Mar. 2005 (maturity of 12y)

Total	3,600.3

Shareholders’ Equity (excluding Minority Interests)

As at 31 March 2005, shareholders' equity excluding minority interest amounted to Euro 2,942 million, an increase of Euro 268 million since the end of last year, as a result primarily of the net income generated during the period of Euro 174 million, and the effect of positive translation adjustments of Euro 89 million, mainly due to the appreciation of the Brazilian Real exchange rate against the Euro (Euro/R$ 3.6147 at year-end 2004 compared to Euro/R$ 3.4744 at the end of March 2005).

As at 3 May 2005, PT had equity swap contracts under the terms of which it has the option to buy 37,628,550 PT shares, equivalent to 3.0% of share capital prior to the cancellation of the 7.0% treasury shares on 28 December 2004. PT has thus completed the 10% share buyback announced in September 2003, at an average price of Euro 8.22 per share.

Pursuant to Portuguese legislation, the amount of distributable reserves is determined according to the standalone financial statements of the company prepared in accordance with Portuguese GAAP. As at 31 March 2005, distributable reserves of PT amounted to Euro 1,008 million. The level of distributable reserves is impacted by the amount of: (1) treasury stock owned, (2) net income generated, and (3) dividends paid out. Additionally, distributable reserves may be negatively impacted by a depreciation of the Real/Euro exchange rate. Taking into account the level of PT’s exposure to Brazil as at 31 March 2005, such a depreciation would only have a negative impact on distributable reserves if the Real/Euro exchange rate were to depreciate beyond 4.25.

7. EMPLOYEES

Table 15 – Number of Employees and Productivity Ratios

	1Q05	1Q04	y.o.y	Δ y.o.y	4Q04	q.o.q

Wireline	8,523	9,065	(542)	(6.0%)	8,311	2.6%
Domestic Mobile (TMN)	1,141	1,110	31	2.8%	1,133	0.7%
Brazilian Mobile (Vivo) (1)	3,106	3,511	(405)	(11.5%)	3,176	(2.2%)
Multimedia (PT Multimedia)	1,267	2,608	(1,341)	(51.4%)	2,523	(49.8%)
Pay-TV and Cable Internet	549	600	(51)	(8.5%)	554	(0.9%)
Other (2)	16,750	9,837	6,913	70.3%	14,340	16.8%

Total Group Employees	30,787	26,131	4,656	17.8%	29,483	4.4%
Domestic Market	13,951	15,256	(1,305)	(8.6%)	15,107	(7.7%)
International Market	16,836	10,875	5,961	54.8%	14,376	17.1%

Fixed Lines per Employee (3)	517	467	50	10.8%	526	(1.5%)
Mobile Cards per Employee
TMN	4,458	4,436	22	0.5%	4,460	(0.1%)
Vivo	4,340	3,115	1,225	39.3%	4,179	3.8%

(1) The number of employees in the Brazilian mobile business corresponds to 50% of the employees of Vivo.
(2) The increase in this caption results primarily from employees working in call centre operations in Brazil which were outsourced externally in previous years.
(3) Fixed lines per employee of the wireline business.

At the end of March 2005, Group staff totalled 30,787 employees, of which 45% were employed in Portugal. In the wireline business, the ratio of fixed lines per employee improved by 12.1% y.o.y to 524 lines, while in TMN the ratio of mobile cards per employee rose by 0.5% to 4,458 cards. At the end of March 2005, the total number of staff employed by Vivo decreased by 11.5% y.o.y to 6,212 employees, with the ratio of mobile cards per employee increasing 39.3% y.o.y to 4,340 cards.

8. WIRELINE BUSINESS

Table 16 – Wireline Income Statement (1)

Euro million	1Q05	1Q04	y.o.y	4Q04	q.o.q

Operating Revenues	553.0	568.3	(2.7%)	575.0	(3.8%)
Services Rendered	540.3	552.6	(2.2%)	552.4	(2.2%)
Sales	7.6	7.3	3.1%	13.6	(44.5%)
Other Operacional Revenues	5.1	8.3	(38.3%)	8.9	(42.5%)

Operating Costs excluding D&A	295.8	336.8	(12.2%)	353.2	(16.2%)
Wages and Salaries	72.3	68.2	6.0%	71.5	1.2%
Post Retirement Benefits	36.1	41.7	(13.5%)	(13.4)	n.m.
Direct costs	101.6	119.1	(14.7%)	111.0	(8.5%)
Costs of Telecommunications	80.5	97.4	(17.4%)	89.6	(10.2%)
Directories	20.7	21.9	(5.2%)	21.4	(3.0%)
Other direct costs	0.4	(0.1)	n.m.	0.0	n.m.
Costs of Products Sold	8.9	7.1	25.4%	14.0	(36.3%)
Marketing and Publicity	7.7	6.0	28.5%	18.6	(58.5%)
Support Services	34.2	26.5	29.1%	33.7	1.6%
General and Administrative Expenses	28.7	33.4	(14.2%)	42.0	(31.6%)
Provisions	(17.7)	6.7	n.m.	51.7	n.m.
Other Operating Costs	24.0	28.0	(14.5%)	24.1	(0.7%)

EBITDA	257.2	231.5	11.1%	221.8	16.0%
Depreciation and Amortisation	86.3	91.2	(5.4%)	92.3	(6.5%)
Income from Continued Operations	170.9	140.3	21.8%	129.5	32.0%

EBITDA Margin	46.5%	40.7%	5.8pp	38.6%	7.9pp
Capex	42.2	30.7	37.1%	89.3	(52.8%)
Capex as % of Revenues	7.6%	5.4%	2.2pp	15.5%	(7.9pp)
EBITDA minus Capex	215.1	200.7	7.1%	132.5	62.3%

(1) Includes intragroup transactions.

Table 17 – Wireline Operating Revenues (1)

Euro million	1Q05	1Q04	y.o.y	4Q04	q.o.q

Retail	337.3	344.4	(2.1%)	346.6	(2.7%)
Fixed Charges	173.3	165.4	4.8%	171.6	1.0%
Traffic	127.5	153.1	(16.7%)	139.4	(8.6%)
Domestic	111.8	134.7	(17.0%)	121.9	(8.3%)
International	15.7	18.4	(14.9%)	17.5	(10.4%)
ADSL Retail	32.8	17.7	84.9%	31.6	4.0%
ISP and Other	3.6	8.2	(56.1%)	4.0	(10.5%)
Wholesale	105.3	110.3	(4.6%)	104.4	0.8%
Traffic	52.6	57.8	(9.1%)	59.3	(11.4%)
Leased Lines	43.0	41.7	3.1%	35.3	21.8%
Other	9.7	10.8	(10.3%)	9.7	(0.5%)
Data & Corporate	57.8	57.4	0.7%	59.0	(2.1%)
Data Communications	29.0	23.5	23.0%	22.1	30.9%
Leased Lines	7.5	13.4	(44.1%)	11.3	(34.0%)
Network Manag. & Outsourcing	4.3	3.5	24.4%	6.4	(31.8%)
Other	17.0	17.0	0.2%	19.2	(11.3%)
Other Wireline Revenues	52.7	56.1	(6.1%)	64.9	(18.8%)
Other Fixed Line Telephone Services	7.8	5.6	38.3%	8.9	(12.4%)
Other Operating Revenues	5.1	8.3	(38.3%)	8.9	(42.5%)
Sales of Telecom. Equipment	7.6	7.3	3.1%	13.6	(44.5%)
Telephone Directories	30.8	33.2	(7.3%)	31.8	(3.3%)
Portals	1.5	1.6	(9.5%)	1.7	(11.0%)

Total Operating Revenues	553.0	568.3	(2.7%)	575.0	(3.8%)

(1) Includes intragroup transactions.

As at 31 March 2005, PT owned 100% of the companies included in the wireline segment.

Operating revenues decreased by 2.7% y.o.y to Euro 553 million in the first quarter of 2005, as a result of the decrease in retail, wholesale and other wireline revenues. Excluding the impact of lower fixed-to mobile interconnection rates, operating revenues would have decreased by 2.3% y.o.y. In effect, net revenues and net retail revenues, which adjust for telecom costs, increased by 0.1% and 3.8% respectively. In terms of the residential segment (PT Casa), net revenues increased by 3.1% y.o.y in the first quarter of 2005. Net revenues of the corporate segment (PT Empresas) fell by 1.6% y.o.y in the first quarter of 2005, while wholesale revenues decreased by 4.6% y.o.y in the first quarter of 2005.

In terms of retail revenues, fixed charges increased by 4.8% to Euro 173 million in the first quarter of 2005, on the back of a higher contribution from pricing plans, which now account for 8.6% of fixed charges, and the implementation of the price cap on 1 August 2004, which led to a 2.9% increase in the monthly fee, more than offsetting the fall in the number of accesses. On the other hand, traffic revenues fell by 16.7% y.o.y as a result of the declining trend in traffic volumes and the reduction in fixed to mobile prices. Retail ADSL revenues posted a significant increase in the first quarter of 2005, amounting to Euro 33 million, up from Euro 18 million in the same period of last year. ISP dial-up revenues decreased by 56.1% y.o.y to Euro 4 million as a result of the aggressive rollout of broadband. The net effect of these trends was a decrease in retail revenues of 2.1% y.o.y in the first quarter of 2005 to Euro 337 million.

The turnaround of the wireline division has been underpinned by several initiatives, among which the improvement in customer retention and loyalty and the strong growth of broadband. The launch of three new pricing plan families, based on the concepts of simplicity, freedom and discount, was an important step towards improving the price perception of wireline services in Portugal, which enhances customer retention and the perception of better value for money for PT services. Recently, a new package offering unlimited night traffic was launched. In the first quarter of 2005, an additional 252 thousand pricing plans were added, thus bringing the total number to 1,199 thousand, equivalent to a penetration of 30.6% of total PSTN/ISDN lines and 46.6% of residential lines. The rollout of new trendy cordless phones, with “mobile handset” functionalities, has also been important to improve usage and customer retention.

The competitive environment in the corporate segment remained challenging. Notwithstanding, through an increasingly integrated offer, PT has won several new contracts over the period, with special emphasis to IT contracts, where PT is starting to make inroads. Outsourcing service revenues have also had a positive performance, increasing by 2.9% y.o.y in the first quarter of 2005.

Wholesale revenues decreased by 4.6% y.o.y in the first quarter of 2005 to Euro 105 million, mainly as a result of the decrease in traffic revenues (-9.1% y.o.y), which offset the growth in leased lines (+3.1% y.o.y). In the quarter, there was an effort to reposition the ADSL Wholesale offer with the introduction of 2, 4 and 8 Mbps classes and to promote leased lines, which led to a stabilisation of these revenues.

EBITDA increased by 11.1% y.o.y in the first quarter of 2005 to Euro 257 million, primarily as a result of the reversal of a bad debt provision for international traffic in Angola in the amount of Euro 23 million. Excluding this positive impact, EBITDA would have amounted to Euro 234 million, an increase of 1.1% over the previous year and corresponding to a margin of 42.3% . The improvement in underlying margin resulted primarily from the ongoing cost rationalisation initiatives, the reduction in post retirement benefit costs (discussed in the consolidated operating costs section above) and the effect of declining interconnection rate cuts.

Capex amounted to Euro 42 million in the first quarter of 2005, an increase of 37.1% y.o.y, primarily as a result of the aggressive rollout of broadband. Capex in the period was equivalent to 7.6% of operating revenues. Quality of service in the first quarter of 2005 was maintained with a call completion rate of 99.8% and 2.0 faults per 100 access lines. EBITDA minus Capex in the first quarter of 2005 amounted to Euro 215 million, an increase of 7.1% over the same period of last year and equivalent to 38.9% of operating revenues.

Table 18 – Wireline Operating Data

	1Q05	1Q04	y.o.y	4Q04	q.o.q

Main Lines ('000)	4,411	4,235	4.2%	4,368	1.0%
PSTN/ISDN	3,914	3,999	(2.1%)	3,948	(0.9%)
ADSL Wholesale	496	236	110.3%	420.1	18.1%
ADSL Retail	451	204	120.5%	379.9	18.7%
Net Additions (1) ('000)	42	10	326.0%	63	(33.1%)
PSTN/ISDN	(34)	(38)	(10.4%)	(11)	214.3%
ADSL Wholesale	76	48	58.9%	74	3.3%
ADSL Retail	71	44	62.8%	68.1	4.2%
Pricing Plans ('000)	1,199	388	209.0%	947.3	26.6%
ARPU (Euro)	33.8	34.0	(0.7%)	35.0	(3.4%)
Subscription and Voice	29.7	31.0	(4.2%)	31.1	(4.4%)
Data	4.1	3.0	35.0%	3.9	3.9%
Call Completion Rate (%)	99.8	99.9	(0.1pp)	99.9	(0.1pp)
Faults per 100 Access Lines (no.)	2.0	2.5	(0.5pp)	2.6	(0.6pp)
Total Data Commun. Accesses ('000)	36.3	33.8	7.2%	36.0	0.8%
Corporate Web Capacity Sold (Mbps)	7,675	3,397	125.9%	5,387	42.5%
Number of Leased Lines ('000)	16.1	18.5	(13.0%)	16.3	(1.4%)
Capacity (equivalent to 64 kbps) ('000)	186	178	4.3%	183	1.8%
Digital (%)	96.0	95.2	0.8pp	95.8	0.2pp

(1) Including ADSL Wholesale.

PT continued to lead the market in Portugal in terms of total minutes of outgoing traffic, number of access lines and ADSL lines, notwithstanding the significant increase in competition. This performance has been achieved as a result of the successful implementation of customer loyalty initiatives, based on product differentiation and innovation, competitive pricing offers, customer care and quality of service.

Total main lines (PSTN/ISDN plus ADSL) increased by 42 thousand in the first quarter of 2005, boosted by the high level of ADSL net additions that totalled 76 thousand in the period. Net disconnections of PSTN/ISDN lines totalled 34 thousand in the first quarter of 2005, compared to 38 thousand net disconnections registered in the first quarter of last year. Total main lines in the wireline business reached 4,411 thousand at the end of the first quarter of 2005, of which 3,914 thousand were PSTN/ISDN and 496 thousand were wholesale ADSL. Retail ADSL connections at the end of the first quarter of 2005 totalled 451 thousand.

In the first quarter of 2005, the price basket decreased on average by 1.8% y.o.y over the first quarter of 2004. The fixed telephone service tariffs were updated and rebalanced as of August 2004, which resulted in an average line rental increase of 2.9% y.o.y in the first quarter of 2005 and average decreases of 20.8% and 28.0% in the cost of regional and domestic long distance calls respectively, thereby reinforcing PT’s competitive position in the domestic market.

Total ARPU (voice and data) decreased by 0.7% y.o.y in the first quarter of 2005 to Euro 33.8. Subscription and voice ARPU (PSTN/ISDN less dial-up Internet) decreased by 4.2% y.o.y to Euro 29.7 and data ARPU (ADSL plus dial-up Internet) increased by 35.0% y.o.y, representing 12.1% of total ARPU in the first quarter of 2005. ADSL ARPU was Euro 27.3 in the first quarter of 2005, which compares to Euro 32.9 in the same period of last year. The dilution in ADSL ARPU is explained by the take-up of the prepaid and “Light” products.

In the first quarter of 2005, interconnection fees decreased by 9.6% y.o.y for call termination and by 8.8% y.o.y for call origination.

Table 19 – Wireline Traffic Breakdown

Million of minutes	1Q05	1Q04	y.o.y	4Q04	q.o.q

Total Traffic	3,809	4,335	(12.1%)	3,961	(3.9%)
Retail	1,677	1,863	(10.0%)	1,778	(5.7%)
F2F Domestic	1,149	1,286	(10.6%)	1,198	(4.1%)
F2M	208	231	(10.2%)	218	(4.6%)
Other	225	259	(13.3%)	265	(15.2%)
International	95	86	9.9%	97	(2.3%)
Wholesale	2,132	2,472	(13.7%)	2,183	(2.4%)
Internet	563	1,010	(44.3%)	622	(9.5%)

Total Orig. Traffic in the Fixed Network	2,781	3,354	(17.1%)	2,936	(5.3%)
Originated Traffic / Access / Day (min)	7.9	9.2	(14.3%)	8.1	(2.6%)
F2F Domestic / Access / Day (min)	3.2	3.5	(7.7%)	3.3	(1.4%)

Total traffic in the first quarter of 2005 fell by 12.1% y.o.y, on the back of the decline of 10.0% in retail traffic and 13.7% in wholesale traffic, which was strongly influenced by the 44.3% fall in dial-up Internet traffic as a result of the strong rollout of broadband. Line usage, measured as originated traffic per access per day, stood at 7.9 minutes in the first quarter of 2005, which compares with 9.2 minutes in the same period of last year. International traffic increased by 9.9% y.o.y in the first quarter of 2005.

PT remains the leading operator in the corporate data and integrated solutions market in Portugal. In this business segment, Internet capacity sales increased by 129.6% y.o.y in the first quarter of 2005, as a result of the expansion of ADSL. Total data communications accesses increased by 7.2% y.o.y in the first quarter of 2005. Leased lines capacity to end-users increased by 4.3% y.o.y in the first quarter of 2005, with leased line digital capacity reaching 96.0% of the total leased line capacity, an improvement of 0.8pp over the same period of last year.

9. DOMESTIC MOBILE BUSINESS (TMN)

Table 20 – Domestic Mobile Income Statement (1)

Euro million	1Q05	1Q04	y.o.y	4Q04	q.o.q

Operating Revenues	374.3	372.4	0.5%	415.2	(9.9%)
Services Rendered	342.6	340.2	0.7%	362.0	(5.3%)
Billing	262.4	252.5	3.9%	273.6	(4.1%)
Interconnection	80.2	87.7	(8.6%)	88.4	(9.3%)
Sales	30.2	29.3	3.2%	54.6	(44.6%)
Other Operacional Revenues	1.4	2.9	(50.8%)	(1.3)	n.m.

Operating Costs excluding D&A	205.4	194.6	5.6%	232.2	(11.5%)
Wages and Salaries	14.4	13.4	7.6%	15.5	(7.0%)
Direct costs	79.5	73.2	8.5%	80.5	(1.3%)
Costs of Telecommunications	73.0	69.7	4.6%	76.7	(4.8%)
Other direct costs	6.5	3.5	86.5%	3.8	69.9%
Costs of Products Sold	36.2	30.7	17.8%	59.8	(39.5%)
Marketing and Publicity	8.5	7.8	8.1%	7.1	18.5%
Support Services	4.8	3.0	62.1%	3.8	25.8%
General and Administrative Expenses	42.2	41.2	2.4%	48.2	(12.5%)
Provisions	4.8	9.6	(50.0%)	(0.6)	n.m.
Other Operating Costs	15.2	15.7	(3.5%)	17.9	(15.3%)

EBITDA	168.8	177.8	(5.0%)	183.0	(7.7%)
Depreciation and Amortisation	50.8	45.5	11.5%	46.0	10.3%
Income from Continued Operations	118.1	132.2	(10.7%)	137.0	(13.8%)

EBITDA Margin	45.1%	47.7%	(2.6pp)	44.1%	1.0pp
Capex	18.8	16.9	11.2%	92.9	(79.8%)
Capex as % of Revenues	5.0%	4.5%	0.5pp	22.4%	(17.4pp)
EBITDA minus Capex	150.0	160.8	(6.7%)	90.1	66.6%

(1) Includes intragroup transactions.

As at 31 March 2005, PT owned 100% of the domestic mobile business (TMN).

Operating revenues amounted to Euro 374 million in the first quarter of 2005, an increase of 0.5% y.o.y, while service revenues increased by 0.7% y.o.y to Euro 343 million, reflecting the negative impact of the adjustment in interconnection rates. Customer revenues increased by 3.9% y.o.y to Euro 262 million, as a result of the increase of the customer base and higher voice and data usage. Interconnection revenues fell by 8.6% y.o.y, on the back of the two cuts in interconnection rates, which occurred in July 2004 and March 2005, representing a reduction of approximately 27.8% of the termination rates to Euro 0.14 per minute. Excluding the impact of lower interconnection rates, operating revenues would have increased by 2.8% y.o.y. Revenues from handset sales rose by 3.2% y.o.y as a result of increased sales and a higher percentage of high-end handsets sold.

EBITDA amounted to Euro 169 million, a decrease of 5.0% y.o.y, primarily as a result of: (1) the strong reduction in termination rates, (2) higher subscriber acquisition and retention costs related to the rollout of the 3G network, and (3) an increase in other costs related to the rollout of the 3G network, mainly as a result of higher leased lines costs. EBITDA margin in 1Q05 totalled 45.1%, with pre-SARC EBITDA increasing by 1.0% y.o.y to Euro 202 million in the first quarter of 2005.

Capex represented 5.0% of operating revenues, increasing by 11.2% y.o.y to Euro 19 million. Capex was primarily directed towards network capacity and coverage, including the rollout of 3G (40% of capex), and improvements in quality of service and customer care. EBITDA minus Capex amounted to Euro 150 million, equivalent to 40.1% of operating revenues.

Table 21 – Domestic Mobile Operating Data

	1Q05	1Q04	y.o.y	4Q04	q.o.q

Customers ('000)	5,087	4,923	3.3%	5,053	0.7%
Net Additions ('000)	33	37	(10.1%)	113	(70.6%)
Total Churn (%)	27.8	22.7	5.0pp	27.7	0.1pp
Data as % of Service Revenues (%)	10.9	9.5	1.4pp	11.4	(0.5pp)
ARPU (Euro)	22.6	23.1	(2.0%)	24.3	(7.0%)
Customer Bill	17.3	17.1	1.2%	18.4	(5.8%)
Interconnection	5.3	6.0	(11.0%)	5.9	(10.8%)
MOU (Min.)	116.5	116.4	0.1%	120.1	(3.0%)
ARPM (Euro cents)	19.4	19.8	(2.1%)	20.3	(4.1%)
SARC (Euro)	59.8	44.3	35.1%	44.0	36.0%
CCPU (1) (Euro)	11.3	10.6	6.5%	12.0	(6.1%)
ARPU minus CCPU (Euro)	11.4	12.5	(9.1%)	12.4	(7.9%)

(1) CCPU (Cash cost per user) = Operating costs minus provisions, depreciation and amortisation, and sales of equipment per user.

TMN had 5,087 thousand customers at the end of March 2005, an increase of 3.3% y.o.y, on the back of the 33 thousand net additions registered in the quarter. As a result of a targeted postpaid migration campaign over the past quarters, postpaid customers represented 60.6% of net additions in the first quarter of 2005, which compared with 19.7% in the previous year. Postpaid customers increased by 9.7% y.o.y, with the weight of prepaid decreasing by 1.0pp to 83% of the total customer base. Although reported churn increased by 5.0pp to 27.8% in the first quarter of 2005, churn to competition was less than 5%, according to market research undertaken by TMN. Churn in the postpaid segment decreased in the first quarter of 2005 by 2.1pp, with the pickup in prepaid churn being related to a large extent to the database cleanup.

Data services accounted for 10.9% of service revenues in the first quarter of 2005, an improvement of 1.4pp over the previous year. The number of SMS messages in the first quarter of 2005 decreased by 2.7% y.o.y to 352 million, corresponding to approximately 48 messages per month per active SMS user. The number of active SMS users reached 48.5% of total customers. The take-up of I9 (mobile multimedia portal) progressed well over the quarter, with I9 customers reaching more than 488 thousand at the end of March 2005. Games, ring tones, sports and video downloads constitute the top daily access subjects per user. As at 31 March 2005, active MMS customers reached 356 thousand.

TMN became the first mobile operator in Portugal, and among the first in Europe, to launch videocalling using UMTS. The 3G handsets function both on GSM/GPRS and UMTS, allowing customers to use all the voice, multimedia and data services already offered by TMN. The rollout of 3G is progressing well both from a product portfolio and network rollout perspective. UMTS coverage now extends to the largest cities in Portugal and is in the process of being extended to cover the entire country. Currently, population coverage stands at approximately 60%.

Minutes of usage (MOU) remained flat in the first quarter of 2005, when compared to the same period of last year, reaching 116.5 minutes.

ARPU in the first quarter of 2005 was Euro 22.6, a decrease of 2.0% y.o.y, on the back of a strong reduction in interconnection rates. Customer bill increased by 1.2% y.o.y, as a result of a higher outgoing voice and data usage, while the 11.0% decline in the interconnection bill was primarily the result of the two interconnection rate cuts that occurred over the last 12 months, as described above.

10. BRAZILIAN MOBILE BUSINESS (VIVO)

Table 22 – Brazilian Mobile Income Statement (1)

R$ million	1Q05	1Q04	y.o.y	4Q04	q.o.q

Operating Revenues	2,779.6	2,699.6	3.0%	3,158.3	(12.0%)
Services Rendered	2,389.8	2,230.0	7.2%	2,499.1	(4.4%)
Sales	313.6	417.4	(24.9%)	540.6	(42.0%)
Other Operacional Revenues	76.2	52.3	45.8%	118.6	(35.8%)

Operating Costs excluding D&A	1,784.6	1,671.7	6.8%	2,332.5	(23.5%)
Wages and Salaries	154.6	136.7	13.1%	198.3	(22.0%)
Direct costs (including telecom costs)	285.0	249.1	14.4%	319.5	(10.8%)
Costs of Products Sold	412.9	497.2	(17.0%)	877.7	(53.0%)
Marketing and Publicity	93.2	104.5	(10.8%)	121.2	(23.1%)
General and Administrative Expenses	498.1	484.0	2.9%	493.3	1.0%
Provisions	110.5	71.2	55.2%	125.5	(12.0%)
Other Operating Costs	230.3	129.0	78.5%	197.0	16.9%

EBITDA	995.0	1,027.9	(3.2%)	825.8	20.5%
Depreciation and Amortisation	509.5	526.0	(3.1%)	571.8	(10.9%)
Income from Continued Operations	485.5	501.8	(3.3%)	254.0	91.1%

EBITDA Margin	35.8%	38.1%	(2.3pp)	26.1%	9.6pp
Capex	535.2	129.6	313.1%	753.0	(28.9%)
Capex as % of Revenues	19.3%	4.8%	14.5pp	23.8%	(4.6pp)
EBITDA minus Capex	459.7	898.3	(48.8%)	72.8	531.8%

(1) Information prepared in accordance with IFRS.

As at 31 March 2005, PT owned 50% of Brasilcel, which in turn owned an interest in TCP (65.70%), TSD (90.89%), CRT (68.33%) and TBE (50.59%) . TCP owned an interest in TCO (51.42%) and GT (100%).

In the first quarter of 2005, Vivo’s operating revenues, stated in Brazilian Reais and in accordance with IFRS, increased by 3.0% y.o.y to R$ 2,780 million, reflecting the increase of service revenues of 7.2% y.o.y, offset by the decrease of 24.9% from sales of equipment.

EBITDA decreased by 3.2% y.o.y to R$ 995 million in the first quarter of 2005. EBITDA margin decreased by 2.3pp y.o.y to 35.8% in the quarter, reflecting higher subscriber acquisition and retention costs, as a result of increased competition. Notwithstanding, EBITDA margin improved on a sequential basis, as a result of a lower level of net additions that led to lower overall commercial costs.

Capex rose to R$ 535 million in the first quarter of 2005, equivalent to 19.3% of revenues, primarily as a result of capacity expansion, CDMA overlay, and the rollout of 1xRTT and EV-DO. Over 40% of the capex in the first quarter of 2005 was related to 1xRTT and EV-DO. EBITDA minus Capex decreased by 48.8% y.o.y to R$ 460 million in the first quarter of 2005, as a result of the pick-up in capex.

Table 23 – Brazilian Mobile Operating Data

	1Q05	1Q04	y.o.y	4Q04	q.o.q

Customers ('000)	26,959	21,875	23.2%	26,543	1.6%
Market Share in Areas of Operation (%)	49.4	55.7	(6.2pp)	50.9	(1.4pp)
Net Additions ('000)	416	1,219	(65.9%)	1,898	(78.1%)
Total Churn (%)	22.3	23.1	(0.8pp)	22.4	(0.1pp)
SARC (R$)	160.0	134.0	19.4%	164.7	(2.8%)
MOU (min)	81.9	92.6	(11.5%)	86.5	(5.3%)
ARPU (R$)	28.8	34.6	(16.8%)	31.5	(8.5%)
CCPU (1) (R$)	15.4	17.4	(11.5%)	18.6	(17.6%)
ARPU minus CCPU (R$)	13.4	17.3	(22.1%)	12.8	4.8%

(1) CCPU (Cash cost per user) = Operating costs minus provisions, depreciation and amortisation, and sales of equipment per user.

Vivo had 27.0 million customers at the end of March 2005, an increase of 23.2% y.o.y. Vivo added 416 thousand customers in the first quarter of 2005. Vivo’s market share in the regions where it operates stood at 49.4% at the end of March 2005. Vivo remains the leader in the mobile market in Brazil, with a 39.3% overall market share, almost double that of its nearest competitor. Total churn decreased by 0.8pp y.o.y to 22.3%, reflecting the success of loyalty programmes introduced during 2004 and the notoriety of the Vivo brand.

Although growth in the Brazilian mobile market is mainly in the prepaid segment, Vivo continues to actively target and retain postpaid customers, which represented almost 30% of the additions in the quarter, against less than 5% in the first quarter of 2004. The increase in SARC is explained by the higher weight of postpaid additions in the quarter. Prepaid customers accounted for 80.3% of the total customer base at the end of March 2005.

Data as a percentage of total service revenues was 5.2% in the first quarter of 2005, compared to 4.2% in the same period of last year. Approximately 27% of data revenues are from Internet access, downloads and others, with the rest being related to SMS services. The number of downloads in the quarter reached an average of 850 thousand per month, as Vivo has been actively marketing 2.5G data services, supported on the 1xRTT platform.

Vivo’s blended MOU dropped by 11.5% y.o.y in the first quarter of 2005 to 82 minutes, due to the changing mix of the customer base towards prepaid and the negative evolution of incoming traffic, particularly fixed to mobile, related mainly to the blocking of fixed-to-mobile calls by certain fixed line operators.

Vivo’s blended ARPU was R$ 28.8 in the first quarter of 2005, a decrease of 16.8% over the same period of last year, primarily as a result of lower incoming traffic and the changing mix of the customer base towards prepaid.

11. MULTIMEDIA BUSINESS (PT MULTIMEDIA)

Table 24 – Multimedia Income Statement (1)

Euro million	1Q05 (2)	1Q04	y.o.y	4Q04	q.o.q

Operating Revenues	156.6	177.9	(12.0%)	196.9	(20.5%)
Pay-TV and Cable Internet	137.8	118.6	16.2%	136.9	0.6%
Audiovisuals	18.7	23.8	(21.4%)	20.7	(9.3%)
Media	0.0	35.3	(100.0%)	38.9	(100.0%)
Other	0.1	0.1	(42.2%)	0.4	(82.0%)

Operating Costs excluding D&A	108.0	138.4	(22.0%)	147.1	(26.6%)
Wages and Salaries	10.6	22.1	(52.2%)	24.2	(56.4%)
Direct costs	49.4	49.2	0.3%	50.1	(1.4%)
Programming costs	33.5	30.4	10.3%	31.4	6.5%
Costs of Telecommunications	7.8	6.5	21.0%	7.5	4.5%
Other direct costs	8.0	12.4	(35.3%)	11.1	(27.8%)
Costs of Products Sold	4.2	9.0	(52.8%)	6.3	(32.5%)
Marketing and Publicity	3.9	10.0	(61.1%)	9.3	(58.4%)
Support Services	8.2	8.8	(7.3%)	10.7	(23.8%)
General and Administrative Expenses	20.2	28.2	(28.3%)	29.2	(30.8%)
Provisions	5.0	1.0	376.9%	3.6	39.6%
Other Operating Costs	6.6	10.1	(34.4%)	13.7	(51.9%)

EBITDA	48.6	39.4	23.1%	49.8	(2.5%)
Depreciation and Amortisation	13.7	13.1	4.5%	13.9	(1.4%)
Income from Continued Operations	34.9	26.4	32.4%	36.0	(2.9%)

EBITDA Margin	31.0%	22.2%	8.8pp	25.3%	0.2pp
Capex	15.9	9.9	60.6%	39.8	(60.0%)
Capex as % of Revenues	10.2%	5.6%	4.6pp	20.2%	(0.5pp)
EBITDA minus Capex	32.6	29.5	10.5%	10.0	226.2%

(1) Includes intragroup transactions.

(2) Consolidation method of the media business changed from full consolidation to equity accounting. On a pro-forma basis, operating revenues and EBITDA increased by 8.7% and 16.7% y.o.y respectively.

As at 31 March 2005, PT owned 57.56% of PTM directly and, through equity swap contracts, had access to an additional share capital of 9.74% . Furthermore, PT has also signed derivative contracts, which give it the option to acquire up to an additional 4.8% of PTM share capital under certain terms and market conditions.

PTM’s operating revenues decreased by 12.0% y.o.y to Euro 157 million in the first quarter of 2005, as a result of the change in the consolidation method of the media business from full consolidation to equity accounting, due to the announced disposal, which is still pending final regulatory approval. On a pro-forma basis, PTM’s operating revenues would have increased by 8.7% y.o.y in the first quarter of 2005.

EBITDA rose by 23.1% y.o.y in the first quarter of 2005 to Euro 49 million, with EBITDA margin improving by 8.8pp y.o.y to 31.0%, underpinned by strong Pay-TV and broadband customer growth and ARPU increase. On a pro-forma basis, EBITDA would have increased by 16.7% y.o.y in the first quarter of 2005.

In the first quarter of 2005, PTM’s capex increased by 60.6% y.o.y to Euro 16 million, equivalent to 10.2% of revenues. Notwithstanding, EBITDA minus Capex increased by 10.5% y.o.y in the first quarter of 2005 to Euro 33 million.

Pay-TV and Cable Internet Business (TV Cabo)

Table 25 – Pay-TV and Cable Internet Income Statement

Euro million	1Q05	1Q04	y.o.y	4Q04	q.o.q

Operating Revenues	137.8	118.8	16.0%	136.9	0.7%
Pay-TV	103.8	89.8	15.5%	99.7	4.0%
Broadband	23.2	19.4	19.3%	21.9	5.8%
Advertising	3.9	3.8	2.5%	6.4	(38.2%)
Sales and other	6.9	5.7	21.6%	8.9	(22.1%)

EBITDA	50.3	40.4	24.5%	50.7	(0.8%)
Depreciation and Amortisation	11.8	9.4	25.4%	10.5	12.7%
Income from Continued Operations	38.5	31.0	24.2%	40.2	(4.3%)

EBITDA Margin	36.5%	34.0%	2.5pp	37.0%	(0.5pp)
Capex	14.6	8.9	63.3%	37.4	(61.0%)
Capex as % of Revenues	10.6%	7.5%	3.1pp	27.3%	(16.7pp)
EBITDA minus Capex	35.7	31.5	13.5%	13.3	169.1%

In the first quarter of 2005, operating revenues rose by 16.0% y.o.y to Euro 138 million, as a result of the increase in revenues from Pay-TV and broadband Internet. EBITDA in the first quarter of 2005 amounted to Euro 50 million, corresponding to an increase of 24.5% y.o.y, with EBITDA margin improving by 2.5pp y.o.y to 36.5% . This margin performance has been achieved through an effective cost rationalisation, against a backdrop of continued and increasing investment in the rollout of new services. In the first quarter of 2005, capex increased by 63.3% to Euro 15 million, equivalent to 10.6% of revenues, primarily as a result of investments in set top boxes, in IT and in the network in order to improve the quality of service. Notwithstanding, EBITDA minus Capex in the first quarter of 2005 increased by 13.5% y.o.y to Euro 36 million.

Table 26 – Pay-TV and Cable Internet Operating Data

	1Q05	1Q04	y.o.y	4Q04	q.o.q

Homes Passed ('000)	2,579	2,495	3.4%	2,551	1.1%
Bi-directional (Broadband Enabled)	2,459	2,247	9.4%	2,418	1.7%
Pay-TV Customers (1) (2) ('000)	1,575	1,466	7.5%	1,553	1.4%
Cable	1,175	1,111	5.8%	1,160	1.3%
DTH	400	355	12.7%	393	1.8%
Pay-TV Net Additions ('000)	22	24	(7.8%)	35	(37.4%)
Penetration Rate of Cable (%)	45.6	44.5	1.0pp	45.5	0.1pp
Premium Subscriptions (2) (3) ('000)	864	857	0.8%	863	0.1%
Pay to Basic Ratio (3) (%)	54.8	58.5	(3.6pp)	55.6	(0.7pp)
Cable Broadband Accesses ('000)	336	250	34.4%	315	6.6%
Cable Broadband Net Additions ('000)	21	20	5.5%	25	(18.9%)
Blended ARPU (Euro)	26.6	24.7	7.7%	25.9	2.8%

(1) These figures are related to the total number of Pay-TV basic service customers. PTM's Pay-TV business offers several basic packages, based on different technologies, and directed to different market segments (residential, real estate and hotels), with a distinct geographic scope (mainland Portugal and the Azores and Madeira islands) and with a variable number of channels.
(2) These figures include products in temporary promotions, such as the "Try and Buy" promotion.
(3) The classification of premium packages for satellite services has been changed. The initial business model for the satellite service was based on a basic package of relatively few channels (at most ten), with other channels that were included in the basic cable service, being supplied as a part of a supplementary package and considered premium. In 2004, PTM decided to harmonise cable and satellite business models, with satellite service now offering the same channels in the basic package as cable, which resulted in the supplementary satellite package no longer being considered as a premium service.

Homes passed totalled 2,579 thousand at the end of March 2005, of which 95% are bi-directional and therefore broadband enabled. Approximately 22 thousand Pay-TV customers (68% of which are cable customers) were added in the first quarter of 2005, reaching 1,575 thousand at the end of March 2005 (1,175 thousand cable and 400 thousand DTH) and equivalent to an increase of 7.5% y.o.y.

The number of premium subscriptions increased by 0.8% y.o.y to 864 thousand at the end of March 2005, corresponding to a pay to basic ratio of 54.8% . Sport TV subscribers grew by 2.7% y.o.y to 444 thousand in the first quarter of 2005.

The marketing of cable broadband continued to be a priority during the quarter. Total broadband customers rose by 34.4% y.o.y in the first quarter of 2005, reaching 336 thousand customers at the end of March 2005. Approximately 21 thousand Netcabo subscribers were added in the first quarter of 2005, a 5.5% y.o.y increase. The penetration of the Internet service among cable TV subscribers increased to 28.6% at the end of March 2005, which compares with 22.5% a year earlier.

Blended ARPU was Euro 26.6 in the first quarter of 2005, equivalent to an increase of 7.7% y.o.y, and reflecting the higher penetration of broadband services and the increase in Pay-TV prices.

Audiovisuals Business

In the first quarter of 2005, operating revenues of the audiovisuals business segment decreased by 20.1% y.o.y to Euro 21 million. This performance reflects mainly: (1) the decrease in revenues from the movie theatres division, primarily as a result of an adjustment made in the first quarter of 2004 related to a change in the calendar year of Warner Lusomundo, and (2) the absence of revenues from the videogames division in connection with the termination of the distribution contract with Sony. In the first quarter of 2005, the revenues from the exhibition rights division increased by 136.7%, as a result of a more appealing movie portfolio.

EBITDA in the audiovisuals business segment decreased by 17.6% y.o.y to Euro 3 million in first quarter of 2005, while EBITDA margin improved by 0.4pp to 13.7%, underpinned by a significant cost rationalisation programme. Capex amounted to Euro 1 million and EBITDA minus Capex reached Euro 2 million.

12. FIRST QUARTER KEY EVENTS AND RECENT DEVELOPMENTS

  On 5 January 2005, TCP successfully completed a capital increase of approximately R$2,054 million, which comprised the rights issue of R$2,000 million and the subscription in kind equivalent to tax credits related to year 2003 in the amount of R$53.89 million. The proceeds of the rights issue were used to repay a bridge loan related to the TCO tender offer and to repay other short-term debt. With this capital increase the controlling shareholders increased their economic interest in TCP from 65.12% to 65.70%, through the ownership of 524,712 million common shares (94.90% of TCP’s total common shares) and of 515,084 million preferred shares (50.02% of TCP’s total preferred shares).

  On 28 February 2005, PT announced the sale by PTM of Lusomundo Serviços, SGPS, S.A., including its 80.91% shareholding in Lusomundo Media, through the execution of a promissory sale and purchase agreement with Controlinveste. The sale is conditional upon the non-opposition of the Portuguese Competition Authority, following a binding opinion of the Portuguese Media Authority. The transaction assumes an enterprise value of Euro 300.4 million for 100% of Lusomundo Serviços and 100% of all of its subsidiaries. With a view to simplifying the acquisition, prior to closing, PT will sell its 5.94% direct stake in Lusomundo Media to PTM. This stake was acquired from Fidelity Investments in 16 October 2003 for a consideration of Euro 9 million. The proceeds for PT Multimedia will be equivalent to Euro 173.8 million, of which Euro 10.1 million will be paid to PT for the acquisition of the above mentioned 5.94% direct shareholding in Lusomundo Media.
  On 2 March 2005, the telecom regulator in Portugal published its final deliberation on mobile termination rates for the next two years, completing the market 16 analysis. As a result, fixed-to-mobile and mobile-to-mobile rates fell to Euro 0.14 per minute on 7 March 2005, reaching Euro 0.11 per minute by October 2006, following successive quarterly cuts. By the fourth quarter of 2006, the interconnection rate for a fixed-to-mobile and mobile-to-mobile call will be the same for all three mobile operators - Euro 0.11 per minute.

  On 14 March 2005, PT announced the launch in the international markets, through its wholly-owned subsidiary PT International Finance, of a Euro 1.5 billion Eurobond issue. The transaction was priced on 17 March 2005 through the issue of two-tranches amounting to Euro 1 billion and Euro 0.5 billion with maturities of 7 and 12 years respectively, with an average interest rate of 3.96% . The proceeds will be used to pay the Eurobond maturing in February 2006, to fund post retirement healthcare obligations, and to provide PT with additional financial flexibility.

  On 17 March 2005, PT announced that its Executive Committee had decided that, in connection to the possible issuance of put warrants over PTM shares, related to the 10% share buyback programme announced by PTM on 28 December 2004, PT had irrevocably renounced to the right to physically settle such warrants. Furthermore it had decided that PT will opt for the financial settlement of the PTM warrants under the final terms and conditions approved by the Board of Directors of PTM.

  On 29 April 2005, PT’s shareholders approved at the AGM the payment of a cash dividend of Euro 0.35 per share for the year ended 31 December 2004, amounting to Euro 408 million. Shareholders also approved a reduction of PT’s share capital in the nominal amount of up to Euro 116,648,505, to be done under the share buyback programme, through the cancellation of up to 116,648,505 treasury shares, representing 10% of PT’s share capital, and the corresponding amendment to the articles of association.

13. BASIS OF PRESENTATION

International Financial Reporting Standards (“IFRS” or International Accounting Standards - “IAS”) are the new accounting standards issued by the International Accounting Standards Board, to be adopted by all European listed

As required, Portugal Telecom has adopted IFRS as from January 1, 2005 and will start reporting its results under this GAAP as of this quarter. Additionally, and for comparative purposes, 1Q04 and 4Q04 results have been restated to comply with IFRS.

The key impacts on the adoption of IFRS, are as follow:

1. Dismantling and removal obligations (IAS 16). Under IFRS, if any dismantling or removal obligation exists in relation to fixed assets held by the company, a liability should be recorded at fair-value against an increase of fixed assets’ costs. Under Portuguese GAAP, no liability was recorded;

2. Own work capitalized (IAS 16). Under IFRS, costs incurred by the company and incorporated in fixed assets should be recorded as a deduction in the related caption. Under Portuguese GAAP, these amounts were recorded in a specific caption as a reduction to operating costs;

3. Sale and lease back transactions (IAS 17). Under IFRS, up-front fees received on cross boarder lease transactions should be recognized during the contract period. Under Portuguese GAAP, these gains were recorded when received;

4. Revenue recognition (IAS 18). (1) Under IFRS, revenues should be recorded net or gross depending on the company role in the transaction (principal or agent). Roaming revenues should be recorded gross. Under Portuguese GAAP, Vivo’s roaming revenues were recorded net, and (2) under IFRS, all revenues must be recorded under revenues captions. Under Portuguese GAAP, other operating revenues were recorded as a reduction in operating costs;

5. Post retirement benefits (IAS 19). (1) Under IFRS, Portugal Telecom as elected to use the corridor approach in recognizing actuarial gains and losses, thus only net actuarial losses that exceed 10% of PBO will be amortized and charged to the income statement during the average working life of active employees. Under Portuguese GAAP all net actuarial losses were amortized, and (2) under IFRS, unfunded deficit regarding post retirement benefits on the date of initial recognition of these liabilities (“transition obligation”, which in the case of PT was in the year 1993), can only be amortized in a five years period. Under Portuguese GAAP, transition obligation was recognized during the estimated average working life of active employees;

6. Profit sharing and bonus plans (IAS19). Under IFRS, profit sharing and bonus plans approved in an AGM should be expensed in the income statement. Under Portuguese GAAP, these profit sharing and bonus plans are considered a distribution of profits and consequently are recorded as a direct reduction to shareholders’ equity;

7. Investment subsidies (IAS 20). Under IFRS, the amortization of investment subsidies should be recorded as a reduction in the depreciation and amortization caption. Under Portuguese GAAP, the amortisation of investment subsidies was recorded as a reduction in operating costs;

8. Provisions for restructuring (IAS 37). Under IFRS, provisions should be recorded only if certain criteria established under IAS 37 are met. Under Portuguese GAAP, there is a less rigorous criteria for the recognition of such provisions;

9. Goodwill and licenses (IAS 38 and IFRS 3). (1) Under IFRS, telecommunication licenses should be amortised on a straight-line basis during its period. Under Portuguese GAAP, licenses were amortised on a progressive scale basis in accordance with projected revenues, and (2) under IFRS, goodwill will no longer be amortized and should be subject to annual impairment tests;

10. Start-up and R&D expenses (IAS 38). Under IFRS, start-up and R&D expenses should be charged to income statement when incurred. Under Portuguese GAAP, these expenses can be capitalised and amortized over a three years period;

11. Deferred expenses (IAS 38). Under IFRS, certain operating expenses (marketing and publicity, maintenance and repairs) can only be deferred if they are clearly related with future revenues. Under Portuguese GAAP, these expenses can be deferred and amortised over periods up to three years;

12. Subscriber acquisition costs (IAS 38). Under IFRS, commissions paid to dealers should be expensed as incurred. Under Portuguese GAAP, commissions paid to dealers were deferred during the period in which revenues are expected to be obtained from related subscribers;

13. Derivatives (IAS 32 and 39). Under IFRS, derivatives are accounted at fair value. Changes in the fair value of derivatives should be recorded in the income statement except in the case of derivatives used for hedging purposes. In this case, the effective portion of the change in fair value should be recorded directly under shareholders’ equity. Under Portuguese GAAP, ineffective derivatives were recorded at fair value and effective derivatives were recorded considering the symmetric impact of the related asset/liability being hedged; and

14. Exchangeable bonds (IAS 32 and 39). Under IFRS, the book value of exchangeable bonds should be split in two components, a liability computed as the present value of future cash flows, and an exchange option, corresponding to the difference to the notional amount of the loan, recorded under shareholders’ equity. The option and the liability should be recorded each period at fair-value. Under Portuguese GAAP the notional amount of the exchangeable bond was recorded as debt until the maturity or conversion date.

In the exhibits to this release we present the reconciliation of shareholders’ equity as at 1 January and 31 December 2004, the reconciliations of net income for the first and fourth quarters of 2004 and the adjustments to the income statement for the first and fourth quarters of 2004.

Table 27 – P&L Statement for the 1Q04 and 4Q04 under PGAAP and IFRS

Euro million	PGAAP 1Q04	PGAAP to Reclassif.	IFRSA djust.	IFRS 1Q04	PGAAP 4Q04	PGAAP to Reclassif.	IFRS Adjust.	IFRS 4Q04

Operating Revenues	1,426.5	20.4	13.1	1,460.0	1,563.0	32.2	13.7	1,608.9
Services Rendered	1,295.8	0.5	22.9	1,319.2	1,374.4	(0.6)	36.5	1,410.3
Sales	130.7	0.0	(6.4)	124.3	188.7	0.0	(18.4)	170.3
Other Operating revenues	0.0	19.9	(3.4)	16.5	0.0	32.8	(4.4)	28.4

Operating Costs excluding D&A	844.0	23.6	5.3	872.9	1,006.5	36.6	13.7 1,056.9
Wages and Salaries	175.8	0.3	(9.8)	166.2	201.8	(0.4)	(21.4)	179.9
Post Retirement Benefits	49.7	0.0	(7.5)	42.2	(6.0)	0.1	(7.5)	-13.4
Direct Costs	157.0	50.1	8.8	215.9	157.9	58.4	9.7	225.9
Costs of Products Sold	119.5	(4.1)	(3.2)	112.2	197.9	0.8	0.0	198.7
Raw Materials and Consumables	16.4	0.0	(8.0)	8.4	27.7	(0.9)	(9.5)	17.3
Marketing and Publicity	37.2	(0.5)	2.9	39.6	60.7	0.0	(6.1)	54.6
Support Services	0.0	32.5	0.0	32.5	0.0	46.7	0.0	46.7
Maintenance and Repairs	29.6	3.3	(0.2)	32.7	28.7	2.5	1.4	32.5
General and Administrative Expenses	247.7	(86.1)	4.0	165.6	297.2	(108.2)	10.1	199.1
Provisions	28.7	(1.2)	0.1	27.5	73.0	6.2	(0.0)	79.2
Taxes Other than Income Taxes	27.4	0.0	0.0	27.4	32.0	(4.4)	0.0	27.5
Other Operating Costs	(45.0)	29.4	18.2	2.5	(64.3)	36.0	37.1	8.7

EBITDA	582.5	(3.3)	7.8	587.1	556.5	(4.4)	(0.0)	552.1
Depreciation and Amortisation	231.6	(3.3)	3.2	231.5	246.8	(3.4)	1.1	244.5
Income from Continued Operations	351.0	0.0	4.6	355.6	309.7	(1.0)	(1.2)	307.6

Other Expenses (Income)	26.4	8.9	(22.9)	12.4	159.4	87.5	(19.0)	227.9
Goodwill Impairment	23.0	0.0	(23.0)	0.0	26.5	0.0	(26.5)	0.0
Work Force Reduction Programme Costs	2.3	(0.3)	0.1	2.1	123.7	0.3	7.5	131.5
Losses (Gains) on Disp. of Fixed Assets	1.1	0.0	0.0	1.1	9.2	0.1	0.0	9.3
Non-recurring Items (Losses / (Gains))	0.0	9.2	0.0	9.2	0.0	87.2	0.0	87.2
Income bef. Financials & Inc. Taxes	324.5	(8.9)	27.5	343.2	150.3	(88.5)	17.8	79.6

Financial Expenses (Income)	39.6	(8.9)	3.8	34.5	159.4	(88.8)	33.4	104.0
Net Interest Expenses	47.0	0.0	(3.3)	43.7	58.1	0.0	1.2	59.3
Net Foreign Currency Losses (Gains)	(6.8)	0.0	0.0	(6.8)	38.1	0.0	0.0	38.1
Net Losses (Gains) on Financial Assets	0.0	(21.0)	7.1	(13.9)	0.0	(28.7)	32.2	3.5
Net Other Financial Expenses (Income)	(2.5)	20.0	0.0	17.5	(12.4)	28.7	0.0	16.4
Net Other Non-Operating Expenses	7.2	(7.2)	0.0	0.0	90.3	(90.5)	0.0	(0.2)
Equity in Losses (Earnings) of Affiliates	(5.3)	(0.7)	0.0	(6.0)	(14.8)	1.8	0.0	(13.1)

Income before Income Taxes	285.0	(0.0)	23.7	308.7	(9.1)	0.3	(15.5)	(24.4)
Provision for Income Taxes	(98.5)	(0.0)	(1.3)	(99.9)	84.6	(0.3)	8.4	92.7
Income Applicable to Minority Interests	(24.9)	(0.0)	0.6	(24.3)	(31.8)	(0.0)	0.1	(31.6)

Consolidated Net Income	161.5	(0.0)	22.9	184.5	43.7	0.0	(7.0)	36.7

Table 28 – Net Income Reconciliation for the 1Q04 and 4Q04

Euro million	1Q04	4Q04

Net Income under Portuguese GAAP	161.5	43.7
Dismantling and Removal Obligations (IAS 16)	(0.3)	(0.5)
Sale and Lease Back Transactions (IAS 17)	(0.4)	(0.4)
Post Retirement Benefits (IAS 19)	5.3	0.0
Profit Sharing and Bonus Plans (IAS 19)	0.0	(4.5)
Provision for Reestructuring (IAS 37)	(0.6)	0.1
Goodwill and Licenses (IAS 38 and IFRS 3)	16.5	19.4
Start-up and R&D Expenses (IAS 38)	1.0	2.3
Deferred Expenses (IAS 38)	(0.9)	0.1
Subscriber Acquisition Costs (IAS 38)	3.9	0.4
Derivatives (IAS 32 and 39)	(5.0)	(22.8)
Exchangeable Bonds (IAS 32 and 39)	3.4	(1.1)

Net Income under IFRS	184.5	36.7

Table 29 – Shareholders Equity reconciliation as of 1 January 2004 and 31 December 2004

Euro million	1 Jan. 04	31 Dec. 04

Shareholders' Equity before Minority Interests under Portuguese GAAP	2,940.8	2,704.8
Dismantling and Removal Obligations (IAS 16)	(18.8)	(20.3)
Sale and Lease Back Transactions (IAS 17)	(36.1)	(37.7)
Post Retirement Benefits (IAS 19)	12.1	26.4
Profit Sharing and Bonus Plans (IAS 19)	(4.5)	(4.5)
Provision for Reestructuring (IAS 37)	6.2	4.2
Goodwill and Licenses (IAS 38 and IFRS 3)	(43.5)	26.6
Start-up and R&D Expenses (IAS 38)	(25.7)	(24.1)
Deferred Expenses (IAS 38)	(7.7)	(5.4)
Subscriber Acquisition Costs (IAS 38)	(24.2)	(18.4)
Derivatives (IAS 32 and 39)	(6.6)	19.1
Exchangeable bonds (IAS 32 and 39)	7.4	3.4

Shareholders' Equity before Minority Interests under IFRS	2,799.5	2,674.1
Minority Interests under IFRS	633.8	571.1

Total Shareholders' Equity under IFRS	3,433.3	3,245.2

This information is also available on PT’s IR website http://ir.telecom.pt.

Contacts:	Zeinal Bava, Chief Financial Officer
zeinal.bava@telecom.pt

Francisco Nunes, Chief Accounting Officer
francisco.nunes@telecom.pt

Nuno Prego, Investor Relations Officer
nuno.prego@telecom.pt

Portugal Telecom
Tel.: +351 21 500 1701
Fax: +351 21 500 0800

This release contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Such statements are not statements of historical fact, and reflect goals of the company's management. The words "anticipates," "believes," "estimates," "expects," "forecasts," "intends," "plans," "predicts,” "projects" and "targets" and similar words are intended to identify these statements, which necessarily involve known and unknown risks and uncertainties. Accordingly, the results of operations of the company to be achieved may be different from the company's current goals and the reader should not place undue reliance on these forward-looking statements. Forward-looking statements speak only as of the date they are made, and the company does not undertake any obligation to update them in light of new information or future developments.

Portugal Telecom is listed on the Euronext and New York Stock Exchanges. Information may be accessed on Reuters under the symbols PTCO.IN and PT and on Bloomberg under the symbol PTC PL.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 03, 2005

PORTUGAL TELECOM, SGPS, S.A.

By:	/S/ Nuno Prego
Nuno Prego Investor Relations Director

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.